Exhibit 99.3

EXECUTION VERSION

CATALYST PAPER CORPORATION, AS ISSUER

THE GUARANTORS PARTY HERETO, AS GUARANTORS

INDENTURE

DATED AS OF SEPTEMBER 13, 2012

DEBT SECURITIES

WILMINGTON TRUST, NATIONAL ASSOCIATION, AS TRUSTEE

COMPUTERSHARE TRUST COMPANY OF CANADA, AS COLLATERAL TRUSTEE

Reconciliation and tie between
Trust Indenture Act of 1939 and Indenture*

Trust Indenture Act Section	Indenture Section
310(a)(1)	11.09
(a)(2)	11.09
(a)(3)	N.A.
(a)(4)	N.A.
(a)(5)	11.09
(b)	11.11
311(a)	11.03
(b)	11.03
312(a)	10.01; 10.02
(b)	10.03
(c)	10.03.
313(a)	11.13
(b)(1)	11.13
(b)(2)	11.13
(c)	11.13
(d)	11.13
314(a)	6.02; 6.03
(b)	6.03
(c)(1)	15.01
(c)(2)	15.01
(c)(3)	N.A.
(d)	8.01
(e)	15.01
(f)	N.A.
315(a)	11.02
(b)	11.05
(c)	11.01
(d)	11.01
(e)	7.14
316(a)(last sentence)	1.02
(a)(1)(A)	7.12
(a)(1)(B)	7.13
(a)(2)	N.A.
(b)	7.16
(c)	14.03
317(a)(1)	7.17
(a)(2)	7.05
(b)	11.10
318(a)	15.19
(b)	N.A.
(c)	N.A.
N.A. means not applicable.

*This reconciliation and tie shall not, for any purpose, be deemed to be a part of the Indenture.

TABLE OF CONTENTS

		Page
ARTICLE I
DEFINITIONS
Section 1.01	Construction.	1
Section 1.02	Definitions	2
ARTICLE II
FORMS OF NOTES
Section 2.01	Forms of the Notes	17
Section 2.02	Form of Trustee’s Certificate of Authentication	17
Section 2.03	Form of Trustee’s Certificate of Authentication by an Authenticating Agent	18
ARTICLE III
THE NOTES
Section 3.01	Amount Unlimited; Issuable in Series	18
Section 3.02	Denominations	21
Section 3.03	Execution, Authentication, Delivery and Dating	21
Section 3.04	Temporary Securities	23
Section 3.05	Registrar	24
Section 3.06	Transfer and Exchange	24
Section 3.07	Mutilated, Destroyed, Lost and Stolen Securities	28
Section 3.08	Payment of Interest; Interest Rights Preserved	29
Section 3.09	Cancellation	30
Section 3.10	Computation of Interest	30
Section 3.11	Currency of Payments in Respect of Notes	31

INDENTURE, dated as of September 13, 2012, among Catalyst Paper Corporation, a corporation incorporated under the laws of Canada, as issuer (the “Company”), the Guarantors (as herein defined) from time to time party hereto, Wilmington Trust, National Association, as Trustee (as defined herein), and Computershare Trust Company of Canada, as Collateral Trustee (as defined herein).

WITNESSETH:

WHEREAS, the Company desires to provide for the issuance of secured debentures, notes, bonds or other evidences of indebtedness (the “Notes”) in an unlimited aggregate principal amount to be issued from time to time in one or more series as provided in this Indenture.

NOW, THEREFORE, for and in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, it is mutually covenanted and agreed for the benefit of all Holders as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Construction.

For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(1)           the terms defined herein include the plural as well as the singular and where the use of a word implies a gender, the word shall apply to all genders;

(2)           all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with GAAP (whether or not such is indicated herein);

(3)           unless the context otherwise requires, any reference to an “Article” or a “Section” refers to an Article or Section of this Indenture;

(4)           unless the context otherwise requires, any reference to a statute, rule or regulation refers to the same (including any successor statute, rule or regulation thereto) as it may be amended from time to time;

(5)           a term has the meaning assigned to it herein, whether defined expressly or by reference;

(6)           “or” is not exclusive;

(7)           “U.S. Dollars”, “United States Dollars” and “US$” each refer to United States Dollars, or such other money of the United States that at the time of payment is legal tender for payment of public and private debts; and “$” and “Cdn$” each refer to Canadian Dollars, or such other money of Canada that at the time of payment is legal tender for payment of public and private debts;

(8)           unless otherwise specifically set forth herein, all calculations or determinations of a Person shall be performed or made on a consolidated basis in accordance with GAAP; and

(9)           the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

Section 1.02 Definitions
.

Unless the context otherwise requires, the terms defined in this Section 1.02 shall for all purposes of this Indenture have the meanings hereinafter set forth:

 “ABL Collateral Agent” has the meaning set forth in the Collateral Trust Agreement.

 "ABL Credit Facilities" has the meaning set forth in the Collateral Trust Agreement.

 “ABL Debt Documents” has the meaning set forth in the Collateral Trust Agreement.

 "ABL Facility" has the meaning set forth in the Collateral Trust Agreement.

 “ABL Priority Lien Collateral” has the meaning set forth in the Collateral Trust Agreement.

 “Acquired Debt” means Debt of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary or is merged or amalgamated with or into or consolidated with the Company or a Restricted Subsidiary or which is assumed in connection with the acquisition of assets from such Person and, in each case, not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such merger, amalgamation, consolidation or acquisition.

 “Additional Amounts” has the meaning specified in Section 6.07.

 “Affiliate” means, with respect to any specific Person, any other Person (including, without limitation, such Person’s issue, siblings and spouse) that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with such specified Person; provided, that, for purposes of this Indenture, the term “Affiliate” shall not include Powell River Energy Inc. or Powell River Energy Limited Partnership so long as such Persons are not Subsidiaries of the Company pursuant to the terms of this Indenture.  For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

 “Agent” means any Registrar or Paying Agent.

 “Attributable Debt” in respect of a Sale and Lease-Back Transaction means, as at the time of determination, the present value (discounted according to GAAP at the cost of indebtedness implied in the Sale and Lease-Back Transaction) of the total obligations of the lessee for minimum rental payments during the remaining term of the lease included in such Sale and Lease-Back Transaction (including any period for which such lease has been extended).

 “Authenticating Agent” means any Person authorized pursuant to Section 11.12 to act on behalf of the Trustee to authenticate Notes.

 “Bankruptcy Code” means Title 11 of the United States Code entitled “Bankruptcy,” as now and hereafter in effect, or any successor statute.

 “Bankruptcy Law” means the Bankruptcy Code, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any similar United States or Canadian federal, state or provincial law for the relief of debtors.

 “Board of Directors” means, as to any Person, the board of directors of such Person.

 “Board Resolution” means a copy of a resolution duly adopted by the Board of Directors of the Company or a Guarantor, as appropriate, certified by an Officers’ Certificate to be in full force and effect on the date of such certification, and delivered to the Trustee.

 “Business Day” means a day that is not a Legal Holiday.

 “Canadian Commissions” has the meaning specified in Section 6.02(a).

 “Canadian Guarantors” means, collectively, 0606890 B.C. Ltd., Catalyst Paper, Catalyst Paper Energy Holdings Inc., Catalyst Pulp and Paper Sales Inc., Catalyst Pulp Operations Limited, Catalyst Pulp Sales Inc., Elk Falls Pulp and Paper Limited and Pacifica Poplars Ltd.

 “Capital Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, shares, partnership interests or any other participation, right or other interest in the nature of an equity interest in such Person including, without limitation, Common Stock and Preferred Stock of such Person, or any option, warrant or other security convertible into any of the foregoing.

 “Capitalized Lease Obligations” means, with respect to any Person, Debt represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such Debt shall be the capitalized amount of such obligations determined in accordance with GAAP.

 “Collateral” means, collectively, the Notes Priority Lien Collateral and the ABL Priority Lien Collateral.

 “Collateral Documents” has the meaning set forth in the Collateral Trust Agreement.

 "Collateral Requiring Consent" means at any date any rights or interest of the Company or any Guarantor in any Capital Stock or under any agreement, contract, document, license or instrument, in each case other than a leasehold interest in real property (any such Capital Stock, agreement, contract, document, license or instrument referred to solely for purposes of this definition as an "Interest") to the extent that such Interest by its terms or by the terms of any shareholder or partnership agreement applicable to any such Capital Stock, or any requirement of law, (i) prohibits (other than a prohibition in favour of the Company or a Guarantor), (ii) requires any consent (which has not been obtained) of any Person (who is not the Company or a Guarantor), or establishes any other condition (which has not been satisfied) in favor of any Person (who is not the Company or a Guarantor) for or (iii) would terminate or be violated (except as may be waived by the Company or a Guarantor) because of, an assignment thereof or a grant of a security interest therein by the Company or a Guarantor.

 “Collateral Trust Agreement” means that certain Collateral Trust Agreement, dated as of the date hereof, by and among the Company, the Guarantors from time to time party thereto, the Trustee, the other Secured Debt Representatives from time to time party thereto and the Collateral Trustee, as the same may be amended, supplemented or otherwise modified from time to time (including any amendment and restatement thereof).

 “Collateral Trustee” means Computershare Trust Company of Canada, in its capacity as collateral trustee under this Agreement and under the Collateral Trust Agreement and any successor thereto in such capacity.

 “Commission” means the U.S. Securities and Exchange Commission.

 “Commodity Agreement” means any commodity forward contract, commodity futures contract, commodity swap, commodity option or other similar agreement or arrangement entered into by the Company or any Restricted Subsidiary.

 “Common Stock” of any Person means all Capital Stock of such Person that is generally entitled to (i) vote in the election of directors of such Person or (ii) if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management and policies of such Person.

 “Company Request” or “Company Order” means a written request or order signed in the name of the Company by any one of the Chairman of the Board of Directors, Chief Executive Officer, President, any Vice President, Chief Financial Officer, Controller or Treasurer of the Company, and attested to by the Corporate Secretary or any Assistant Secretary of the Company.

 “Corporate Trust Office” means the office of the Trustee at which at any particular time its corporate trust business may be administered and any additional office it may designate in writing to the Company.  At the date of this Indenture, the Corporate Trust Office of the Trustee is 246 Goose Lane, Suite 105, Guilford, CT 06437, Attention: Joseph O’Donnell.

 “corporation” means a corporation, association, company, joint-stock company, limited liability company and, where the context requires, includes a partnership or business trust.

 “Currency” means U.S. Dollars or Foreign Currency.

 “Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary against fluctuations in currency values.

 “Custodian“ means the custodian with respect to any Global Note appointed by the Depositary, or any successor person thereto, and shall initially be the Trustee.

 “Debt” means (without duplication, including, without limitation, duplication arising or existing because a Person and one or more of its subsidiaries are or will become either directly or indirectly liable for the same Debt whether by virtue of guarantees, or joint, or joint and several liability in respect of such Debt or otherwise), with respect to any Person, any indebtedness at any time outstanding, secured or unsecured, contingent or otherwise, which is for borrowed money (whether or not the recourse of the lender is to the whole of the assets of that Person or only to a portion of the assets of that Person), or evidenced by bonds, notes, debentures or similar instruments or representing the balance deferred and unpaid of the purchase price of any property (excluding, without limitation, any balances that constitute accounts payable or trade payables, and other accrued liabilities arising in the ordinary course of business) if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of that Person prepared in accordance with GAAP, and will also include, to the extent not otherwise included:

(1) Capitalized Lease Obligations of that Person;

(2) obligations secured by a Lien (other than obligations under Interest Rate Agreements, Currency Agreements or Commodity Agreements) to which any property or assets owned or held by that Person are subject, whether or not the obligation or obligations secured thereby will have been assumed by a third party, provided, that, for the purposes of determining the amount of Debt described in this clause, if recourse with respect to that Debt is limited to such property or assets, the amount of that Debt will be deemed to be the Fair Market Value of such property or assets;

(3) guarantees of obligations or liabilities of other Persons which would be included within this definition for that other Person (whether or not such items would appear upon the balance sheet of the guarantor);

(4) obligations of that Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction;

(5) all Disqualified Capital Stock issued by that Person with the amount of Debt represented by that Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price (for the purposes hereof, “maximum fixed repurchase price” of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of that Disqualified Capital Stock as if that Disqualified Capital Stock were repurchased on any date on which Debt shall be required to be determined pursuant to this Indenture and if that price is based upon, or measured by, the fair market value of that Disqualified Capital Stock, that price shall be the Fair Market Value of that Disqualified Capital Stock);

(6) net obligations of that Person under Currency Agreements or Interest Rate Agreements applicable to any of the foregoing (if and to the extent such Currency Agreement or Interest Rate Agreement obligations would appear as a liability upon a balance sheet of that Person prepared in accordance with GAAP);

(7) net obligations of that Person under Commodity Agreements (if and to the extent such Commodity Agreement obligations would appear as a liability upon a balance sheet of that Person prepared in accordance with GAAP);

(8) without limiting the generality of (6) and (7) above, the obligations of any Persons under the Derivative Facilities; and

(9) Attributable Debt.

 The amount of Debt of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations (other than contingent obligations under Interest Rate Agreements, Currency Agreements and Commodity Agreements, which shall be valued as set forth above), the maximum liability upon the occurrence of the contingency giving rise to the obligation; provided, that:

(1) the amount outstanding at any time of any Debt issued with original issue discount is the accreted value of that Debt at that time as determined in conformity with GAAP; and

(2) Debt will not include any liability for federal, provincial, state, local or other taxes or obligations under or in respect of Receivables Facilities.

 Notwithstanding any other provision of the foregoing definition, the following will be deemed not to be Debt of the Company or any of its Restricted Subsidiaries for purposes of this definition: (w) any trade payable, deferred credit or accrued liability arising from the purchase of goods or materials or for services obtained in the ordinary course of business, or any contract for the purchase of natural gas, (x) guarantees of (or reimbursement obligations with respect to undrawn letters of credit supporting) Debt otherwise included in the determination of that amount; (y) worker’s compensation claims, self-insurance obligations, performance, surety, appeal or similar bonds or completion guarantees provided in the normal course of business; and (z) Debt arising from agreements providing for non-competition payments, earn-out payments, indemnification or adjustment of purchase price or from guarantees securing any obligations of the Company or any of its Subsidiaries pursuant to such agreements.

 “Default” means any event that is, or with the passing of time or giving of notice or both would be, an Event of Default.

 “Defaulted Interest” has the meaning specified in Section 3.08(b).

 “Depositary” means, with respect to the Notes of any series issuable in whole or in part in the form of one or more Global Notes, each Person designated as Depositary by the Company pursuant to Section 3.01 until one or more successor Depositaries shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Depositary” shall mean or include each Person who is then a Depositary hereunder, and if at any time there is more than one such Person, “Depositary” as used with respect to the Notes of any such series shall mean the Depositary with respect to the Notes of that series.

 “Derivative Facilities” means obligations of the Company and any Guarantors under any derivatives transactions (including under any Hedging Obligations) from time to time entered into by the Company or any such Guarantors with any of the lenders under the ABL Credit Facilities.

 “Disqualified Capital Stock” means any Capital Stock of a Person or a Restricted Subsidiary thereof which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (except, in each case, in accordance with a change of control or asset sale provision), in whole or in part, or is exchangeable into Debt on or prior to the final maturity date of any Notes.

 “Documentary Taxes” has the meaning specified in Section 6.07(d).

 “Event of Default” has the meaning specified in Section 7.01.

 “Exchange Act” means the U.S. Securities Exchange Act of 1934 as it may be amended, any successor act thereto and the rules and regulations of the Commission promulgated thereunder.

 "Excluded Assets" has the meaning set forth in the Collateral Trust Agreement.

 “Excluded Holder” has the meaning specified in Section 6.07(a).

 “Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction, as determined by the Board of Directors of the Company in the case of transactions in excess of $10,000,000.

 “First Currency” has the meaning specified in Section 15.15.

 “Foreign Currency" means a currency issued by the government of any country other than the United States or a composite currency, the value of which is determined by reference to the values of the currencies of any group of countries.

 “GAAP” means the generally accepted accounting principles utilized by the Company in connection with the preparation of its financial statements, as in effect from time to time; provided, that such principles must be either U.S. generally accepted accounting principles, Canadian generally accepted accounting principles or international financial reporting standards.

 “Global Note” means any Note that evidences all or part of a series of Notes, issued in fully registered form to the Depositary for such series in accordance with Section 3.03 and bearing the Global Note Legend.

 “Global Note Legend” means the legend set forth in Section 3.03(g).

 “Grantors” means the Company and the Guarantors.

 “Guarantee” means a guarantee of a Note by a Guarantor issued pursuant to the terms of this Indenture.

 “Guarantors” means all of the Restricted Subsidiaries of the Company that hereafter are or become Guarantors pursuant to this Indenture, and, for the avoidance of doubt, a “Guarantor” means each of them.

 "Hedging Obligations" means, with respect to any specified Person, the obligations of such Person under:

(1) Interest Rate Agreements;

(2) Currency Agreements; and

(3) Commodity Agreements.

  “Holder” means a person in whose name a Note is registered in the Register.

 “Immaterial Subsidiary” means any Restricted Subsidiary of the Company that has total consolidated assets with a book value of less than $500,000.

 “incur” means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Debt or other obligation on the balance sheet of such Person (and “incurrence”, “incurred”, “incurrable” and “incurring” shall have meanings correlative to the foregoing); provided, that a change in GAAP that results in an obligation of such Person that exists at such time becoming Debt shall be deemed not to be an incurrence of such Debt.

 “Indenture” means this instrument as originally executed or as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof.  The term “Indenture” shall also include the terms of a particular series of Notes established as contemplated in Section 3.01; provided, however, that if at any time more than one Person is acting as Trustee under this Indenture due to the appointment of one or more separate Trustees for any one or more separate series of Notes, “Indenture” shall mean, with respect to such series of Notes for which any such Person is Trustee, this instrument as originally executed or as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof and shall include the terms of a particular series of Notes for which such Person is Trustee established as contemplated by Section 3.01, exclusive, however, of any provisions or terms which relate solely to other series of Notes for which such Person is not Trustee, regardless of when such terms or provisions were adopted, and exclusive of any provisions or terms adopted by means of one or more indentures supplemental hereto executed and delivered after such person had become such Trustee, but to which such person, as such Trustee, was not a party; provided, further that in the event that this Indenture is supplemented or amended by one or more indentures supplemental hereto which are only applicable to certain series of Notes, the term “Indenture” for a particular series of Notes shall only include the supplemental indentures applicable thereto.

 “Individual Notes” means Notes in definitive form registered in the name or names of Persons other than the Depositary or a nominee or nominees thereof.

 “Insolvency or Liquidation Proceeding” means:

(1) any case or proceeding commenced by or against the Company or any Guarantor under the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada), the Bankruptcy Code or any similar Bankruptcy Law for the relief or protection of debtors, any other proceeding of a similar nature for the reorganization, protection, restructuring, compromise, arrangement, composition, adjustment or marshalling of any of the assets and/or liabilities of the Company or any Guarantor (including, any such proceeding under any applicable Canadian corporate legislation, as now or hereafter in effect), or any similar case or proceeding relative to the Company or any Guarantor or its creditors, as such, in each case whether or not voluntary;

(2) any receivership, foreclosure, petition or assignment for the benefit of creditors relating to the Company or any Guarantor or any similar case or proceeding relative to the Company or any Guarantor or its creditors, as such, in each case whether or not voluntary;

(3) any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to the Company or any Guarantor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency, unless otherwise permitted by the Secured Debt Documents and the ABL Debt Documents;

(4) any proceeding seeking the appointment of a trustee, receiver, receiver and manager, interim receiver, administrator, liquidator, custodian or other insolvency official or fiduciary with respect to the Company or any Guarantor or any of their assets;

(5) any case or proceeding commenced by or against the Company or any Guarantor seeking to adjudicate the Company or any Guarantor a bankrupt or insolvent, whether or not voluntary;

(6) any other proceeding of any type or nature in which substantially all claims of creditors of the Company or any Guarantor are determined and any payment or distribution is or may be made on account of such claims; or

(7) any analogous procedure or step in any jurisdiction.

 “Intercreditor Agreement” means the Intercreditor Agreement, dated as of the date hereof, among the ABL Collateral Agent, the Collateral Trustee, the Company and the other parties thereto, as amended, supplemented, restated, modified, renewed or replaced (whether upon or after termination or otherwise), in whole or in part from time to time, or any other successor agreement and whether among the same or any other parties.

 “Interest Payment Date” means, with respect to any Note, the stated maturity of an installment of interest on such Note.

 “Interest Rate Agreement” means any interest rate protection agreement, interest rate futures agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate forward agreement or other similar agreement or arrangement of the Company or any Restricted Subsidiary.

 "Judgment Currency" has the meaning specified in Section 15.14.

 "Leasehold Collateral Requiring Consent" has the meaning set forth in the Collateral Trust Agreement.

 “Legal Holiday” has the meaning specified in Section 15.12.

 “Lien” means, with respect to any property or assets of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement, encumbrance, priority or other security agreement of any kind or nature whatsoever on or with respect to such property or assets (including, without limitation, any Capitalized Lease Obligations, conditional sales, or other title retention agreement having substantially the same economic effect as any of the foregoing), provided, that in no event shall an operating lease constitute, or be deemed to constitute, a Lien.

 “Maturity Date” with respect to any Note means the date on which the principal of such Note shall become due and payable as therein and herein provided, whether by declaration, call for redemption or otherwise.

 “Members” has the meaning set forth in Section 3.03(i).

 “Notes” has the meaning set forth in the Recital herein.

 “Notes Priority Lien Collateral” has the meaning set forth in the Collateral Trust Agreement.

 “Notice of Default” means a written notice of the kind specified in Section 11.05.

 "Obligations" means, in respect of a series of Notes, any principal, interest, penalties, fees, expenses, indemnifications, reimbursements, damages and other liabilities (including all interest, fees and expenses accruing after the commencement of any Insolvency or Liquidation Proceeding, even if such interest, fees and expenses are not enforceable, allowable or allowed as a claim in such proceeding) payable under this Indenture and such Notes.

  “Officer” means, with respect to any Person (other than the Trustee), the Chairman of the Board of Directors, Chief Executive Officer, the President, any Vice President, the Chief Financial Officer, the Controller, the Treasurer, the Managing Director, the Corporate Secretary or the Secretary of such Person, or any other officer of such Person designated by the Board of Directors of such Person and set forth in an Officers’ Certificate delivered to the Trustee.

 “Officers’ Certificate” means, with respect to any Person, a certificate signed by any two of the Chief Executive Officer, the President, any Vice President, the Chief Financial Officer, the Treasurer or the Corporate Secretary of such Person that shall comply with applicable provisions of this Indenture, including Section 15.01.

 “Opinion of Counsel” means a written opinion from legal counsel acceptable to the Trustee (which may be legal counsel to or an employee of the Company), which written opinion is reasonably satisfactory in form and substance to the Trustee.

 “Original Issue Discount Note” means any Note that is issued with “original issue discount” within the meaning of Section 1273(a) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder, or any successor provision, and any other Note designated by the Company as issued with original issue discount for United States federal income tax purposes.

 “Outstanding” when used with respect to Notes of a series means, as of the date of determination, all Notes of such series theretofore authenticated and delivered under this Indenture, except:

(1) Notes theretofore canceled by the Trustee or delivered to the Trustee for cancellation;

(2) to the extent set forth in Sections 13.02 or 13.03, on or after the date on which the conditions set forth in Sections 13.02 or 13.03 have been satisfied, those Notes theretofore authenticated and delivered by the Trustee hereunder; and

(3) Notes of such series that have been paid pursuant to Section 3.07(b) or in exchange for or in lieu of which other Notes of such series have been authenticated and delivered pursuant to this Indenture, other than any such Notes in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Notes are held by a protected purchaser in whose hands such Notes are valid and binding Obligations of the Company;

provided, however, that in determining whether the Holders of the requisite principal amount of Notes of a series Outstanding have performed any action hereunder, Notes owned by the Company or any Subsidiary of the Company shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such action, only Notes of such series that the Trustee actually knows to be so owned shall be so disregarded.  Notes so owned that have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right to act with respect to such Notes and that the pledgee is not the Company or any Subsidiary of the Company.  In determining whether the Holders of the requisite principal amount of Outstanding Notes of a series have performed any action hereunder, the principal amount of an Original Issue Discount Note that shall be deemed to be Outstanding for such purpose shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon a declaration of acceleration of the Maturity Date thereof pursuant to Section 7.02 and the principal amount of a Note denominated in a Foreign Currency that shall be deemed to be Outstanding for such purpose shall be the amount calculated pursuant to Section 3.11(b).

 “pari passu”, when used with respect to the ranking of any Debt of any Person in relation to other Debt of such Person, means that each such Debt (a) either (i) is not subordinated in right of payment to any other Debt of such Person or (ii) is subordinate in right of payment to the same Debt of such Person as is the other and is so subordinate to the same extent and (b) is not subordinate in right of payment to the other or to any Debt of such Person as to which the other is not so subordinate.

 “Passive Holding Company” shall mean a Wholly-owned Restricted Subsidiary that does not engage in any business or operations other than (i) the ownership of Capital Stock of one or more non-Wholly-owned Restricted Subsidiaries of the Company, (ii) the guarantee by such Subsidiary of Debt of the Company or any Guarantor permitted to be incurred under this Indenture and the performance of the obligations of such Subsidiary under any such Debt or guarantee, (iii) actions required by law to maintain its existence, (iv) the payment of operating and business expenses and taxes incidental to its ownership of Capital Stock of one or more non-Wholly-owned Restricted Subsidiaries of the Company, (v) the performance of obligations under and compliance with its certificate of incorporation and by-laws or similar documents, or any applicable law, ordinance, regulation, rule, order, judgment, decree or permit, including, without limitation, as a result of or in connection with the activities of the Company or its Subsidiaries, and (vi) activities incidental to the foregoing.

 “Paying Agent” means any Person authorized by the Company to pay the principal of (and premium, if any) or interest on any Note on behalf of the Company, which initially shall be the Trustee.

 “Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government, including any agency or political subdivision thereof.

 “Place of Payment” means, when used with respect to the Notes of any series, the place or places where the principal of and premium, if any, and interest on the Notes of that series are payable pursuant to Section 3.01.

 “Powell River Energy Joint Venture” means, collectively, Powell River Energy Inc. and Powell River Energy Limited Partnership.

 “Predecessor Security” of any particular Note means every previous Note evidencing all or a portion of the same debt as that evidenced by such particular Note; and for the purposes of this definition, any Note authenticated and delivered under Section 3.07 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Note shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Note.

 “Preferred Stock” means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to dividends, distributions or liquidation proceeds of such Person over the holders of other Capital Stock issued by such Person.

 "Priority Lien Obligations" has the meaning set forth in the Collateral Trust Agreement.

 “Property” of any Person means all types of real, personal, tangible, intangible or mixed property owned by such Person whether or not included in the most recent consolidated balance sheet of such Person and its Subsidiaries under GAAP.

 “Purchase Money Debt” means any Debt incurred by a Person to finance the cost (including the cost of acquisition, construction, lease, installation or improvement) of any Property or assumed in connection with the acquisition of any Property, the principal amount of which Debt does not exceed the sum of (i) the lesser of (a) the Fair Market Value of such Property and (b) 100% of such cost or acquisition consideration and (ii) reasonable fees and expenses of such Person incurred in connection therewith.

 “Receivables Facility” means one or more receivables financing facilities, as amended, supplemented, modified, extended, renewed, restated, refunded, replaced or refinanced from time to time, the Debt of which is non-recourse (except for standard representations, warranties, covenants and indemnities made in connection with such facilities) to the Company and its Restricted Subsidiaries pursuant to which the Company or any of its Restricted Subsidiaries sells any of its accounts receivable to either (a) a Person that is not a Restricted Subsidiary or (b) a Receivables Subsidiary that in turn sells any of its accounts receivable to a Person that is not a Restricted Subsidiary.

 “Receivables Subsidiary” means any Subsidiary formed solely for the purpose of engaging, and that engaged only, in one or more Receivables Facilities.

 “Record Date” means, with respect to any interest payable on any Note on any Interest Payment Date, the close of business on any date specified in such Note for the payment of interest pursuant to Section 3.01.

 “Redemption Date” when used with respect to any Note to be redeemed, in whole or in part, means the date fixed for such redemption by or pursuant to this Indenture and the terms of such Note.

 “Redemption Price” when used with respect to any Note to be redeemed, in whole or in part, means the price at which it is to be redeemed pursuant to this Indenture and the terms of such Note.

 “Register” and “Registrar” have the respective meanings specified in Section 3.05(a).

“Related Person” means, with respect to any specified Person, such Person’s Affiliates, and the respective officers, directors, employees, agents, advisors and attorneys-in-fact of such Person and its Affiliates.

  “Responsible Officer” when used with respect to the Trustee and the Collateral Trustee, means an officer or assistant officer assigned to the corporate trust department of the Trustee or the Collateral Trustee, as the case may be (or any successor group of the Trustee or the Collateral Trustee, as the case may be) with direct responsibility for the administration of this Indenture and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

 “Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

 “Sale and Lease-Back Transaction” means any arrangement with any Person providing for the leasing by the Company or any Restricted Subsidiary of any real or tangible personal property, which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person in contemplation of such leasing.

 "Secured Debt Document" has the meaning set forth in the Collateral Trust Agreement.

 "Secured Debt Representative" has the meaning set forth in the Collateral Trust Agreement.

 “Secured Parties” has the meaning set forth in the Collateral Trust Agreement.

 "Secured Obligations" has the meaning set forth in the Collateral Trust Agreement.

 “Securities Act” means the U.S. Securities Act of 1933, as amended, and (unless the context otherwise requires) includes the rules and regulations of the Commission promulgated thereunder.

 "Series of Priority Lien Debt" has the meaning set forth in the Collateral Trust Agreement.

 "Series of Subordinated Lien Debt" has the meaning set forth in the Collateral Trust Agreement.

 “Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission, as such regulation is in effect on the date of this Indenture.

 “Snowflake Collateral” has the meaning set forth in the Collateral Trust Agreement.

 “Special Record Date” has the meaning specified in Section 3.08(b)(i).

 "Subordinated Lien Obligations" has the meaning set forth in the Collateral Trust Agreement.

 “Subsidiary” of any specified Person means any corporation, partnership, joint venture, limited liability company, association or other business entity, whether now existing or hereafter organized or acquired:

(1) in the case of a corporation, of which more than 50% of the total voting power of the Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, officers or trustees thereof is held by that first-named Person or any of its Subsidiaries; or

(2) in the case of a partnership, joint venture, limited liability company, association or other business entity, with respect to which that first-named Person or any of its Subsidiaries (x) owns, directly or indirectly, more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as such, (y) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such partnership, joint venture, limited liability company, association or other business entity, and (z) has the power to direct or cause the direction of the management and policies of that entity by contract or otherwise;

provided, that, for greater certainty, the term "Subsidiary" when used in relation to the Company or any of its Subsidiaries shall not include Powell River Energy Inc. or Powell River Energy Limited Partnership so long as the Company and its Restricted Subsidiaries (w) own, directly or indirectly, less than 100% of the total voting power of the Capital Stock of Powell River Energy Inc. entitled (without regard to the occurrence of any contingency) to vote in the election of directors, officers or trustees thereof, (x) own, directly or indirectly, less than 100% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, of Powell River Energy Limited Partnership, (y) is not a controlling general partner or otherwise does not control Powell River Energy Limited Partnership and (z) does not have the power to direct or cause of direction of the management and policies of Powell River Energy Limited Partnership by contract or otherwise.

 “Successor Company” has the meaning set forth in Section 3.06(i).

 “Taxes” means any present or future tax, duty, levy, impost, assessment or other government charge (including penalties, interest and any other liabilities related thereto) imposed or levied by or on behalf of a Taxing Authority.

 “Taxing Authority” means the federal government of Canada or any government of any political subdivision, province or territory of Canada or any authority or agency therein or thereof having power to tax.

 “Taxing Jurisdiction” means Canada or any political subdivision, province or territory therein.

 “Trustee” means the Person named as the “Trustee” in the first paragraph of this instrument until a successor Trustee shall have become such with respect to one or more series of Notes pursuant to the applicable provisions of this Indenture, and thereafter “Trustee” shall mean or include each Person who is then a Trustee hereunder, and if at any time there is more than one such Person, “Trustee” as used with respect to the Notes of any series shall mean the Trustee with respect to Notes of that series.

 “Trust Indenture Act” means the Trust Indenture Act of 1939, as amended.

 “Uniform Commercial Code” means the Uniform Commercial Code as in effect from time to time in the State of New York.

 “Unrestricted Subsidiary” means (i) any Subsidiary of an Unrestricted Subsidiary and (ii) any Subsidiary of the Company which is classified on or after the date of this Indenture as an Unrestricted Subsidiary by a resolution adopted by the Board of Directors of the Company; provided, that the Board of Directors of the Company may not designate any Subsidiary of the Company to be an Unrestricted Subsidiary if, after such designation, such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, any Restricted Subsidiary which is not a Subsidiary of the Subsidiary to be so designated.  The Trustee shall be given prompt notice by the Company of each resolution adopted by the Board of Directors of the Company under this provision, together with a copy of each such resolution adopted.

 "Unsold Interest" has the meaning set forth in Section 6.13.

 “U.S. Government Securities” means securities that are direct obligations of the United States of America, direct obligations of the Federal Home Loan Mortgage Corporation, direct obligations of the Federal National Mortgage Association, securities which the timely payment of whose principal and interest is unconditionally guaranteed by the full faith and credit of the United States of America, trust receipts or other evidence of indebtedness of a direct claim upon the instrument described above and money market mutual funds that invest solely in such securities.

 “U.S. Guarantors” means each Guarantor formed under the laws of the United States or any state thereof or the District of Columbia.  For the avoidance of doubt, each of Catalyst Paper Holdings Inc., Catalyst Paper (USA) Inc., Pacifica Papers Sales Inc., Pacifica Papers US Inc., Pacifica Poplars Inc., Catalyst Paper (Snowflake) Inc. and The Apache Railway Company, is a U.S. Guarantor.

 “Vice President”, when used with respect to the Company or the Trustee, means any vice president, whether or not designated by a number or a word or words added before or after the title “vice president”.

 “Wholly-owned Restricted Subsidiary” means any Restricted Subsidiary, all of the outstanding voting securities (other than directors’ qualifying shares or similar requirements of law) of which are owned, directly or indirectly, by the Company or another Wholly-owned Restricted Subsidiary.

ARTICLE II

FORMS OF NOTES

Section 2.01 Forms of the Notes.

(a) The Notes of each series shall be substantially in the form set forth in one or more indentures supplemental hereto, and shall have such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have such letters, numbers or other marks of identification or designation and such legends or endorsements placed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Indenture, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any securities exchange on which any such series of Notes may be listed or of any automated quotation system on which any such series may be quoted, or to conform to usage, all as determined by each Officer executing such Notes as conclusively evidenced by his/her execution of such Notes.

(b) The terms and provisions of the Notes shall constitute, and are hereby expressly made, a part of this Indenture, and, to the extent applicable, the Company, the Guarantors, the Trustee and the Collateral Trustee, by their execution and delivery of this Indenture expressly agree to such terms and provisions and to be bound thereby.

Section 2.02 Form of Trustee’s Certificate of Authentication.

(a) Only such of the Notes as shall bear thereon a certificate substantially in the form of the Trustee’s certificate of authentication hereinafter recited, executed by the Trustee by manual signature, shall be valid or become obligatory for any purpose or entitle the Holder thereof to any right or benefit under this Indenture.

(b) The form of the Trustee’s certificate of authentication to be borne by the Notes shall be substantially as follows:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Notes of the series designated therein referred to in the within-mentioned Indenture.

Date of authentication	Wilmington Trust, National Association,
as Trustee

By:
Authorized Signatory

Section 2.03 Form of Trustee’s Certificate of Authentication by an Authenticating Agent

.  If at any time there shall be an Authenticating Agent appointed with respect to any series of Notes, then the Trustee’s Certificate of Authentication by such Authenticating Agent to be borne by Notes of each such series shall be substantially as follows:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Notes of the series designated therein referred to in the within-mentioned Indenture.

Date of authentication	Wilmington Trust, National Association,
as Trustee

	By:	[NAME OF AUTHENTICATING AGENT],
as Authenticating Agent

By:
Authorized Signatory

ARTICLE III

THE NOTES

Section 3.01 Amount Unlimited; Issuable in Series

.  The aggregate principal amount of Notes that may be authenticated and delivered under this Indenture is unlimited.  The Notes may be issued in one or more series.  There shall be set forth in one or more indentures supplemental hereto, prior to the issuance of Notes of any series:

(a) the title of the Notes of the series (which shall distinguish the Notes of such series from the Notes of all other series, except to the extent that additional Notes of an existing series are being issued);

(b) any limit upon the aggregate principal amount of the Notes of the series that may be authenticated and delivered under this Indenture (except for Notes authenticated and delivered upon transfer of, or in exchange for, or in lieu of, other Notes of such series pursuant to Section 3.04, 3.06, 3.07, 4.07, or 14.04);

(c) the dates on which or periods during which the Notes of the series may be issued, and the dates on, or the range of dates within, which the principal of and premium, if any, on the Notes of such series are or may be payable or the method by which such date or dates shall be determined or extended;

(d) the rate or rates at which the Notes of the series shall bear interest, if any, or the method by which such rate or rates shall be determined, whether such interest shall be payable in cash or additional Notes of the same series or shall accrue and increase the aggregate principal amount outstanding of such series (including if such Notes were originally issued at a discount), the date or dates from which such interest shall accrue, or the method by which such date or dates shall be determined, the Interest Payment Dates on which any such interest shall be payable, and the Record Dates for the determination of Holders to whom interest is payable on such Interest Payment Dates or the method by which such date or dates shall be determined, the right, if any, to extend or defer interest payments and the duration of such extension or deferral;

(e) if not denominated in U.S. dollars, the Foreign Currency in which Notes of the series shall be denominated or in which payment of the principal of, premium, if any, or interest on the Notes of the series shall be payable and any other terms concerning such payment;

(f) if the amount of payment of principal of, premium, if any, or interest on the Notes of the series may be determined with reference to an index, formula or other method including, but not limited to, an index based on a Currency or Currencies other than that in which the Notes are stated to be payable, the manner in which such amounts shall be determined;

(g) if the principal of, premium, if any, or interest on Notes of the series are to be payable, at the election of the Company or a Holder thereof, in a Currency other than that in which the Notes are denominated or stated to be payable without such election, the period or periods within which, and the terms and conditions upon which, such election may be made and the time and the manner of determining the exchange rate between the Currency in which the Notes are denominated or payable without such election and the Currency in which the Notes are to be paid if such election is made;

(h) the place or places, if any, in addition to or instead of the Corporate Trust Office of the Trustee where the principal of, premium, if any, and interest on Notes of the series shall be payable, and where Notes of any series may be presented for registration of transfer, exchange or conversion, and the place or places where notices and demands to or upon the Company in respect of the Notes of such series may be made;

(i) the price or prices at which, the period or periods within which or the date or dates on which, and the terms and conditions upon which, Notes of the series may be redeemed, in whole or in part, at the option of the Company, if the Company is to have that option;

(j) the obligation or right, if any, of the Company to redeem, purchase or repay Notes of the series pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof and the price or prices at which, the period or periods within which or the date or dates on which, the Currency or Currencies in which and the terms and conditions upon which Notes of the series shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligation;

(k) if other than denominations of US$1,000 or any integral multiple thereof, the denominations in which Notes of the series shall be issuable;

(l) if other than the full principal amount thereof, the portion of the principal amount of the Notes of the series which shall be payable upon declaration of acceleration of the maturity thereof pursuant to Section 7.02;

(m) any addition or change in the provisions related to the Guarantees which applies to Notes of such series;

(n) whether the Notes of the series are to be issued as Original Issue Discount Notes;

(o) provisions, if any, for the defeasance of Notes of the series in whole or in part and any addition or change in the provisions related to satisfaction and discharge;

(p) the Depositary for any Global Note or Global Notes;

(q) the date as of which any Global Notes of the series shall be dated if other than the original issuance of the first Note of the series to be issued;

(r) the form of the Notes of the series;

(s) if the Notes of the series are to be convertible into or exchangeable for any securities or property of any Person (including the Company), the terms and conditions upon which such Notes will be so convertible or exchangeable, and any additions or changes, if any, to permit or facilitate such conversion or exchange;

(t) whether the Notes of such series are subject to subordination and the terms of such subordination;

(u) any restriction or condition on the transferability of the Notes of such series;

(v) any addition or change in the provisions related to compensation and reimbursement of the Trustee which applies to the Notes of such series;

(w) any addition or change in the provisions related to supplemental indentures set forth in Sections 14.01, 14.02 and 14.06 which applies to Notes of such series;

(x) provisions, if any, granting special rights to Holders upon the occurrence of specified events;

(y) any addition to or change in the Events of Default which applies to any Notes of the series and any change in the right of the Trustee or the requisite Holders of such Notes to declare the principal amount thereof due and payable pursuant to Section 7.02 and any addition or change in the provisions set forth in Article VII which applies to Notes of the series;

(z) any addition to or change in the covenants set forth in Article VI which applies to Notes of the series;

(aa) whether such series of Notes constitutes a Series of Priority Lien Debt or a Series of Subordinated Lien Debt; and

(bb) any other terms of the Notes of such series (which terms shall not be inconsistent with the provisions of the Trust Indenture Act, but may modify, amend, supplement or delete any of the terms of this Indenture with respect to such series).

All Notes of any one series shall be substantially identical, except as to denomination and except as may otherwise be provided herein or set forth in one or more indentures supplemental hereto.

Section 3.02 Denominations

.  In the absence of any specification pursuant to Section 3.01 with respect to Notes of any series, the Notes of such series shall be issuable only as Notes in denominations of any integral multiple of US$1,000, and shall be payable only in U.S. Dollars.

Section 3.03 Execution, Authentication, Delivery and Dating

.

(a) The Notes shall be executed in the name and on behalf of the Company by one Officer of the Company.  The signature of any Officer on the Notes may be manual or facsimile.  If the Person whose signature is on a Note no longer holds that office at the time the Note is authenticated and delivered, the Note shall nevertheless be valid.

(b) At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Notes of any series executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Notes and, if required pursuant to Section 3.01, a supplemental indenture setting forth the terms of the Notes of such series.  The Company Order shall specify the principal amount of Notes to be authenticated and the date on which the original issue of Notes is to be authenticated.

(c) In authenticating the initial Notes of any series and accepting the additional responsibilities under this Indenture in relation to such Notes, the Trustee shall receive, and (subject to Article XI) shall be fully protected in relying upon, an Officers' Certificate and an Opinion of Counsel, each prepared in accordance with Section 15.01 stating that all conditions precedent provided for in this Indenture have been complied with.

(d) The Trustee shall have the right to decline to authenticate and deliver Notes under this Section 3.03 if the issue of such Notes pursuant to this Indenture will affect the Trustee’s own rights, duties or immunities under the Notes and this Indenture or otherwise in a manner which is not reasonably acceptable to the Trustee.

(e) Each Note shall be dated the date of its authentication, except as otherwise provided pursuant to Section 3.01 with respect to the Notes of such series.

(f) Notwithstanding the provisions of Section 3.01 and of this Section 3.03, if all of the Notes of any series are not to be originally issued at the same time, then the documents required to be delivered pursuant to this Section 3.03 (other than a Company Order) must be delivered only once prior to the authentication and delivery of the initial Note of such series.

(g) If the Notes of a series are to be issued in whole or in part in the form of one or more Global Notes, then the Company shall execute and the Trustee, upon Company Order, shall authenticate and deliver one or more Global Notes that (i) shall represent an aggregate amount equal to the aggregate principal amount of the outstanding Notes of such series to be represented by such Global Note or Global Notes, (ii) shall be registered in the name of the Depositary for such Global Note or Global Notes or the nominee of such Depositary, (iii) shall be delivered by the Trustee to such Depositary or pursuant to such Depositary’s instruction and (iv) shall bear a legend substantially to the following effect:

“THIS SECURITY IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF THE DEPOSITARY OR A NOMINEE OF THE DEPOSITARY, WHICH MAY BE TREATED BY THE COMPANY, THE TRUSTEE AND ANY AGENT THEREOF AS OWNER AND HOLDER OF THIS SECURITY FOR ALL PURPOSES.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITARY TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF THE NOMINEE OF THE DEPOSITARY OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITARY (AND ANY PAYMENT HEREON IS MADE TO THE NOMINEE OF THE DEPOSITARY OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITARY), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, THE NOMINEE OF THE DEPOSITARY, HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY, OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY, OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.”

The aggregate principal amount of each Global Note may from time to time be increased or decreased by adjustments made on the records of the Custodian, as provided in this Indenture.

(h) Each Depositary designated pursuant to Section 3.01 for a Global Note in registered form must, at the time of its designation and at all times while it serves as such Depositary, be a clearing agency registered under the Exchange Act and any other applicable statute or regulation.

(i) Members of, or participants in, the Depositary (“Members”) shall have no rights under this Indenture with respect to any Global Note held on their behalf by the Depositary, and the Depositary shall be treated by the Company, the Guarantors, the Trustee, the Paying Agent and the Registrar and any of their agents as the absolute owner of such Global Note for all purposes whatsoever.  Notwithstanding the foregoing, nothing herein shall prevent the Company, the Guarantors, the Trustee, the Paying Agent or the Registrar or any of their agents from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Members, the operation of customary practices of the Depositary governing the exercise of the rights of an owner of a beneficial interest in any Global Note.  The Holder of a Global Note may grant proxies and otherwise authorize any Person, including Members and Persons that may hold interests through Members, to take any action that a Holder is entitled to take under this Indenture or the Notes.

(j) No Note shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Note a certificate of authentication substantially in one of the forms provided for herein duly executed by the Trustee by manual or facsimile signature of an authorized signatory of the Trustee, and such certificate upon any Note shall be conclusive evidence, and the only evidence, that such Note has been duly authenticated and delivered hereunder and is entitled to the benefits of this Indenture.

Section 3.04 Temporary Securities

.

(a) Pending the preparation of definitive Notes of any series, the Company may execute, and upon Company Order the Trustee shall authenticate and deliver, temporary Notes that are printed, lithographed, typewritten, mimeographed or otherwise reproduced, in any authorized denomination, substantially of the tenor of the definitive Notes in lieu of which they are issued, in registered form and with such appropriate insertions, omissions, substitutions and other variations as any Officer executing such Notes may determine, as conclusively evidenced by his/her execution of such Notes.  Any such temporary Note may be in the form of one or more Global Notes, representing all or a portion of the Outstanding Notes of such series.  Every such temporary Note shall be executed by the Company and shall be authenticated and delivered, upon Company Order, by the Trustee upon the same conditions and in substantially the same manner, and with the same effect, as the definitive Note or Notes in lieu of which it is issued.

(b) If temporary Notes of any series are issued, the Company will cause definitive Notes of such series to be prepared without unreasonable delay.  After the preparation of definitive Notes of such series, the temporary Notes of such series shall be exchangeable for definitive Notes of such series upon surrender of such temporary Notes at the office or agency of the Company in a Place of Payment for such series, without charge to the Holder.  Upon surrender for cancellation of any one or more temporary Notes of any series, the Company shall execute and the Trustee shall, upon Company Order, authenticate and deliver in exchange therefor a like principal amount of definitive Notes of the same series of authorized denominations and of like tenor.  Until so exchanged, the temporary Notes of any series shall in all respects be entitled to the same benefits under this Indenture as definitive Notes of such series.

(c) Upon any exchange of a portion of a temporary Global Note for a definitive Global Note or for the Individual Notes represented thereby pursuant to this Section 3.04 or Section 3.06, the temporary Global Note shall be endorsed by the Trustee to reflect the reduction of the principal amount evidenced thereby, whereupon the principal amount of such temporary Global Note shall be reduced for all purposes by the amount so exchanged and endorsed.

Section 3.05 Registrar.

(a) The Company will keep, at an office or agency to be maintained by it in a Place of Payment where Notes of a series may be presented for registration or presented and surrendered for registration of transfer or of exchange, and where Notes of such series that are convertible or exchangeable may be surrendered for conversion or exchange, as applicable (the “Registrar”), a security register for the registration and the registration of transfer or exchange of the Notes of such series (the registers maintained in such office and in any other office or agency of the Company in a Place of Payment being herein sometimes collectively referred to as the “Register”), as in this Indenture provided, which Register shall at all reasonable times be open for inspection by the Trustee.  Such Register shall be in written form or in any other form capable of being converted into written form within a reasonable time.  The Company may have one or more co-Registrars; the term “Registrar” includes any co-registrar.

(b) The Company shall enter into an appropriate agency agreement with any Registrar or co-Registrar not a party to this Indenture.  The agreement shall implement the provisions of this Indenture that relate to such agent.  The Company shall notify the Trustee of the name and address of each such agent.  If the Company fails to maintain a Registrar for any series, the Trustee shall act as such and shall be entitled to appropriate compensation therefor pursuant to Section 11.06.  The Company or any Affiliate thereof may act as Registrar, co-Registrar or transfer agent.

(c) The Company hereby appoints Wilmington Trust, National Association, as Registrar in connection with the Notes and this Indenture, until such time as another Person is appointed as such.

Section 3.06 Transfer and Exchange.

(a) Transfer.

(i) Upon surrender for registration of transfer of any Note of any series at the Registrar, the Company shall execute, and the Trustee or any Authenticating Agent, upon Company Order, shall authenticate and deliver, in the name of the designated transferee, one or more new Notes of the same series for like aggregate principal amount of any authorized denomination or denominations.  The transfer of any Note shall not be valid as against the Company or the Trustee unless registered at the Registrar at the request of the Holder, or at the request of his, her or its attorney duly authorized in writing.

(ii) Notwithstanding any other provision of this Section, unless and until it is exchanged in whole or in part for the Individual Notes represented thereby, a Global Note representing all or a portion of the Note of a series may not be transferred except as a whole by the Depositary for such series to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor Depositary for such series or a nominee of such successor Depositary.

(b) Exchange.

(i) At the option of the Holder, Notes of any series (other than a Global Note, except as set forth below) may be exchanged for other Notes of the same series for like aggregate principal amount of any authorized denomination or denominations, upon surrender of the Notes to be exchanged at the Registrar.

(ii) Whenever any Notes are so surrendered for exchange, the Company shall execute, and the Trustee, upon Company Order, shall authenticate and deliver, the Notes that the Holder making the exchange is entitled to receive.

(c) Exchange of Global Notes for Individual Notes.  Except as provided below, owners of beneficial interests in Global Notes will not be entitled to receive Individual Notes.

(i) Individual Notes shall be issued to all owners of beneficial interests in a Global Note in exchange for such interests if: (A) at any time the Depositary for the Notes of a series notifies the Company that it is unwilling or unable to continue as Depositary for the Notes of such series or if at any time the Depositary for the Notes of such series shall no longer be eligible under Section 3.03(h) and, in each case, a successor Depositary is not appointed by the Company within 120 days of such notice or (B) the Company, at its option, executes and delivers to the Trustee and the Registrar a Company Order stating that such Global Note shall be so exchangeable.

In connection with the exchange of an entire Global Note for Individual Notes pursuant to this subsection (c), such Global Note shall be deemed to be surrendered to the Trustee for cancellation, and the Company shall execute, and the Trustee, upon receipt of a Company Order for the authentication and delivery of Individual Notes of such series, will authenticate and deliver to each beneficial owner identified by the Depositary in exchange for its beneficial interest in such Global Note, an equal aggregate principal amount of Individual Notes of authorized denominations.

(ii) The owner of a beneficial interest in a Global Note will be entitled to receive an Individual Note in exchange for such interest if an Event of Default has occurred and is continuing.  Upon receipt by the Custodian and Registrar of instructions from the Holder of a Global Note directing the Custodian and Registrar to (x) issue one or more Individual Notes in the amounts specified to the owner of a beneficial interest in such Global Note and (y) debit or cause to be debited an equivalent amount of beneficial interest in such Global Note, subject to the rules and regulations of the Depositary:

(A) the Custodian and Registrar shall notify the Company and the Trustee of such instructions, identifying the owner and amount of such beneficial interest in such Global Note;

(B) the Company shall promptly execute and the Trustee, upon receipt of a Company Order for the authentication and delivery of Individual Notes of such series, shall authenticate and deliver to such beneficial owner Individual Notes in an equivalent amount to such beneficial interest in such Global Note; and

(C) the Custodian and Registrar shall decrease such Global Note by such amount in accordance with the foregoing.  In the event that the Individual Notes are not issued to each such beneficial owner promptly after the Registrar has received a request from the Holder of a Global Note to issue such Individual Notes, the Company expressly acknowledges, with respect to the right of any Holder to pursue a remedy pursuant to Section 7.08 hereof, the right of any beneficial Holder to pursue such remedy with respect to the portion of the Global Notes that represents such beneficial Holder’s Notes as if such Individual Notes had been issued.

(iii) If specified by the Company pursuant to Section 3.01 with respect to a series of Notes, the Depositary for such series of Notes may surrender a Global Note for such series of Notes in exchange in whole or in part for Individual Notes of such series on such terms as are acceptable to the Company and such Depositary.  Thereupon, the Company shall execute, and the Trustee, upon Company Order, shall authenticate and deliver, without service charge,

(A) to each Person specified by such Depositary a new Individual Note or new Individual Notes of the same series, of any authorized denomination as requested by such Person in aggregate principal amount equal to and in exchange for such Person’s beneficial interest in the Global Note; and

(B) to such Depositary a new Global Note in a denomination equal to the difference, if any, between the principal amount of the surrendered Global Note and the aggregate principal amount of Individual Notes delivered to Holders thereof.

(iv) In any exchange provided for in clauses (i) through (iii), the Company will execute and the Trustee, upon Company Order, will authenticate and deliver Individual Notes in registered form in authorized denominations.

(d) All Notes issued upon any registration of transfer or exchange of Notes shall be valid obligations of the Company evidencing the same debt, and entitled to the same benefits under this Indenture, as the Notes surrendered for such registration of transfer or exchange.

(e) Every Note presented or surrendered for registration of transfer, or for exchange or payment shall (if so required by the Company, the Trustee or the Registrar) be duly endorsed, or be accompanied by a written instrument or instruments of transfer in form satisfactory to the Company, the Trustee and the Registrar, duly executed by the Holder thereof or by his, her or its attorney duly authorized in writing.

(f) No service charge will be made for any registration of transfer or exchange of Notes.  The Company or the Trustee may require payment of a sum sufficient to cover any tax, assessment or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Notes, other than those expressly provided in this Indenture to be made at the Company’s own expense or without expense or charge to the Holders.

(g) The Company shall not be required to (i) register, transfer or exchange Notes of any series during a period beginning at the opening of business 15 days before the day of the transmission of a notice of redemption of Notes of such series selected for redemption under Section 4.04 and ending at the close of business on the day of such transmission, or (ii) register, transfer or exchange any Note so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part.

(h) Prior to the due presentation for registration of transfer or exchange of any Note, the Company, the Trustee, the Paying Agent, the Registrar, any co-Registrar or any of their agents shall deem and treat the Person in whose name a Note is registered as the absolute owner of such Note (whether or not such Note shall be overdue and notwithstanding any notation of ownership or other writing thereon) for all purposes whatsoever, and none of the Company, the Trustee, the Paying Agent, the Registrar, any co-Registrar or any of their agents shall be affected by any notice to the contrary.

(i) In case a successor Company (“Successor Company”) has executed an indenture supplemental hereto with the Trustee pursuant to Article XIV, any of the Notes authenticated or delivered pursuant to such transaction shall, from time to time, at the request of the Successor Company, be exchanged for other Notes executed in the name of the Successor Company with such changes in phraseology and form as may be appropriate, but otherwise identical to the Notes surrendered for such exchange and of like principal amount; and the Trustee, upon Company Order of the Successor Company, shall authenticate and deliver Notes as specified in such order for the purpose of such exchange.  If Notes shall at any time be authenticated and delivered in any new name of a Successor Company pursuant to this Section 3.06 in exchange or substitution for or upon registration of transfer of any Notes, such Successor Company, at the option of the Holders but without expense to them, shall provide for the exchange of all Notes at the time Outstanding for Notes authenticated and delivered in such new name.

(j) Each Holder of a Note agrees to indemnify the Company and the Trustee against any liability that may result from the transfer, exchange or assignment of such Holder’s Notes in violation of any provision of this Indenture and/or applicable federal, provincial or state securities laws.

(k) Neither the Trustee nor the Registrar shall have any obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.  Each Holder of a Note agrees to indemnify the Company, the Guarantors and the Trustee against any liabilities that may result from the transfer, exchange or assignment by such Holder of such Holder's Notes in violation of any provision of this Indenture or applicable securities laws.

(l) Neither the Trustee nor the Registrar (nor any agent of the same) shall have any responsibility for any actions taken or not taken by the Depositary.

Section 3.07 Mutilated, Destroyed, Lost and Stolen Securities

.

(a) If (i) any mutilated Note is surrendered to the Trustee or (ii) the Company and the Trustee receive evidence to their satisfaction of the destruction, loss or theft of any Note, and there is delivered to the Company and the Trustee such security or indemnity bond satisfactory to them to save each of them and any Paying Agent harmless, and neither the Company nor the Trustee receives notice that such Note has been acquired by a protected purchaser, then the Company shall execute and upon Company Order, the Trustee shall authenticate and deliver, in exchange for or in lieu of any such mutilated, destroyed, lost or stolen Note, a new Note of the same series and of like tenor, form, terms and principal amount, bearing a number not contemporaneously outstanding, that neither gain nor loss in interest shall result from such exchange or substitution.

(b) In case any such mutilated, destroyed, lost or stolen Note has become or will become within 30 days due and payable, the Company in its discretion may, instead of issuing a new Note, pay the amount due on such Note in accordance with its terms.

(c) Upon the issuance of any new Note under this Section, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in respect thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

(d) Every new Note of any series issued pursuant to this Section shall constitute an original additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Note shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Notes of that series duly issued hereunder.

(e) The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes.

Section 3.08 Payment of Interest; Interest Rights Preserved.

(a) Prior to 10:00 a.m., New York City time, on each Interest Payment Date and the Maturity Date, the Company shall have deposited with the Paying Agent in immediately available funds money sufficient to make cash payments due on such Interest Payment Date or the Maturity Date, as the case may be, in a timely manner which permits the Paying Agent to remit payment to the Holders on such Interest Payment Date or the Maturity Date, as the case may be.  Interest on any Note that is payable and is punctually paid or duly provided for on any Interest Payment Date shall be paid to the Person in whose name such Note (or one or more Predecessor Notes) is registered at the close of business on the Record Date for such interest notwithstanding the cancellation of such Note upon any transfer or exchange subsequent to the Record Date.  Payment of interest on Notes shall be made at the Corporate Trust Office (except as otherwise specified pursuant to Section 3.01) or, at the option of the Company, by check mailed to the address of the Person entitled thereto as such address shall appear in the Register or, in accordance with arrangements satisfactory to the Trustee, by wire transfer to an account designated by the Holder. Except as otherwise provided herein, the principal and interest on Global Notes shall be payable to the Depositary or the nominee of the Depositary, as the case may be, as the sole registered owner and the sole holder of the Global Notes represented thereby.

(b) Any interest on any Note that is payable but is not punctually paid or duly provided for on any Interest Payment Date (herein called “Defaulted Interest”) shall forthwith cease to be payable to the Holder on the relevant Record Date by virtue of his, her or its having been such a Holder, and such Defaulted Interest may be paid by the Company, at its election in each case, as provided in clause (i) or (ii) below:

(i) The Company may elect to make payment of any Defaulted Interest to the Persons in whose names such Notes (or their respective Predecessor Notes) are registered at the close of business on a special record date for the payment of such Defaulted Interest (a “Special Record Date”), which shall be fixed in the following manner.  The Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on such Notes and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this clause provided.  Thereupon the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 calendar days and not less than 10 calendar days prior to the date of the proposed payment and not less than 10 calendar days after the receipt by the Trustee of the notice of the proposed payment.  The Trustee shall promptly notify the Company of such Special Record Date and, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be mailed, first-class postage prepaid, to the Holders of such Notes at their addresses as they appear in the Register, not less than 10 calendar days prior to such Special Record Date.  Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been mailed as aforesaid, such Defaulted Interest shall be paid to the Persons in whose names such Notes (or their respective Predecessor Notes) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following clause (ii).

(ii) The Company may make payment of any Defaulted Interest on Notes in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Notes may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustee.

(c) Subject to the provisions set forth herein relating to Record Dates, each Note delivered pursuant to any provision of this Indenture in exchange or substitution for, or upon registration of transfer of, any other Note shall carry all the rights to interest accrued and unpaid, and to accrue, which were carried by such other Note.

Section 3.09 Cancellation

.  Unless otherwise specified pursuant to Section 3.01 for Notes of any series, all Notes surrendered for payment, redemption, registration of transfer or exchange or otherwise shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee for cancellation and shall be promptly canceled by it and, if surrendered to the Trustee, shall be promptly canceled by it.  The Company may at any time deliver to the Trustee for cancellation any Notes previously authenticated and delivered hereunder that the Company may have acquired in any manner whatsoever, and all Notes so delivered shall be promptly canceled by the Trustee.  No Notes shall be authenticated in lieu of or in exchange for any Notes canceled as provided in this Section, except as expressly permitted by this Indenture.  The Trustee shall dispose of all canceled Notes held by it in accordance with its then customary procedures and deliver a certificate of such disposal to the Company upon its request therefor.  The acquisition of any Notes by the Company shall not operate as a redemption or satisfaction of the Debt represented thereby unless and until such Notes are surrendered to the Trustee for cancellation.

Section 3.10 Computation of Interest.

(a) Except as otherwise specified pursuant to Section 3.01 for Notes of any series, interest on the Notes of each series shall be computed on the basis of a 360-day year consisting of twelve 30-day months.

(b) For the purposes of the Interest Act (Canada) where any interest payable hereunder or under the Notes of any series is expressed to be computed on the basis of a 360-day year consisting of twelve 30-day months, the annual rate of interest to which such stated rate is equivalent is calculable by determining, on the following basis for the relevant period, the amount of interest accruing during such period and expressing such amount as a percentage of the outstanding principal multiplied by the number of days in such period and divided by the number of days in the year (being 365 or 366, as the case may be):

(i) for any complete calendar month in respect of which such rate is applicable, the stated rate

(A) multiplied by the actual number of days in the year in which such month falls and divided by the actual number of days in the month, and

(B) multiplied by 30 and divided by 360, and

(ii) for any part of a calendar month in respect of which such rate is applicable, the stated rate multiplied by the actual number of days in any applicable year, being 365 or 366, as the case may be and divided by 360.

Section 3.11 Currency of Payments in Respect of Notes.

(a) Except as otherwise specified pursuant to Section 3.01 for Notes of any series, payment of the principal of and premium, if any, and interest on Notes of such series will be made in U.S. Dollars.

(b) For purposes of any provision of the Indenture where the Holders of Outstanding Notes may perform an action that requires that a specified percentage of the Outstanding Notes of all series perform such action and for purposes of any decision or determination by the Trustee of amounts due and unpaid for the principal of and premium, if any, and interest on the Notes of all series in respect of which moneys are to be disbursed ratably, the principal of and premium, if any, and interest on the Outstanding Notes denominated in a Foreign Currency will be the amount in U.S. Dollars based upon exchange rates, determined as specified pursuant to Section 3.01 for Notes of such series, as of the date for determining whether the Holders entitled to perform such action have performed it or as of the date of such decision or determination by the Trustee, as the case may be.

(c) Any decision or determination to be made regarding exchange rates shall be made by an agent appointed by the Company; provided, that such agent shall accept such appointment in writing and the terms of such appointment shall, in the opinion of the Company at the time of such appointment, require such agent to make such determination by a method consistent with the method provided pursuant to Section 3.01 for the making of such decision or determination.  All decisions and determinations of such agent regarding exchange rates shall, in the absence of manifest error, be conclusive for all purposes and irrevocably binding upon the Company, the Trustee and all Holders.

Section 3.12 CUSIP Numbers.  The Company in issuing any Notes may use CUSIP, ISIN or other similar numbers, if then generally in use, and thereafter with respect to such series, the Trustee may use such numbers in any notice of redemption or other notices to Holders with respect to such series provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in such notice and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption or notice shall not be affected by any defect in or omission of such numbers.  The Company will promptly notify the Trustee in writing of any change in the CUSIP, ISIN or other similar numbers.

ARTICLE IV

REDEMPTION OF NOTES

Section 4.01 Applicability of Right of Redemption

.  Redemption of Notes (other than pursuant to an amortization or analogous provision) permitted by the terms of any series of Notes shall be made (except as otherwise specified pursuant to Section 3.01 for Notes of any series) in accordance with this Article; provided, however, that if any such terms of a series of Notes shall conflict with any provision of this Article, the terms of such series shall govern.

Section 4.02 Election to Redeem; Notices to the Trustee

.  If the Company shall at any time elect to redeem all or any portion of the Notes of a series, at least 45 days prior to the Redemption Date (unless a shorter notice shall be agreed to by the Trustee) but not more than 65 days before the Redemption Date, the Company shall notify the Trustee in writing of the Redemption Date, the aggregate principal amount of Notes to be redeemed and the Redemption Price, and deliver to the Trustee an Officers’ Certificate stating that such redemption will comply with the conditions contained in this Indenture.

Section 4.03 Selection by Trustee of Notes to be Redeemed

.  In the event that fewer than all of the Notes of any series are to be redeemed (subject in all cases to applicable procedures of the Depositary, if applicable), the Trustee shall select the Notes of such series to be redeemed either on a pro rata basis, by lot or in such other manner as the Trustee shall determine.  The Trustee shall promptly notify the Company of the Notes selected for redemption and, in the case of any Notes selected for partial redemption, the principal amount thereof to be redeemed.  The Trustee may select for redemption portions of the principal of the Notes that have denominations equal to or larger than US$1,000.  Notes and portions thereof the Trustee selects shall be redeemed in amounts of US$1,000 or whole multiples of US$1,000 in excess thereof.  For all purposes of this Indenture, unless the context otherwise requires, provisions of this Indenture that apply to Notes called for redemption also apply to portions of Notes called for redemption.

Section 4.04 Notice of Redemption.

(a) At least 30 days, and no more than 60 days, before a Redemption Date, the Company shall mail, or cause to be mailed, a notice of redemption by first-class mail to each Holder of Notes to be redeemed at its last address as the same appears on the Register.

(b) The notice shall identify the Notes to be redeemed (including the CUSIP or ISIN numbers thereof, if any) and shall state:

(i) the Redemption Date;

(ii) the Redemption Price and, if known on the date of such notice, the amount of premium, if any, and accrued and unpaid interest to be paid;

(iii) if any Note is being redeemed in part, the portion of the principal amount of such Note to be redeemed and that, after the Redemption Date and upon surrender of such Note, a new Note or Notes of the same series in principal amount equal to the unredeemed portion will be issued;

(iv) the name and address of the Paying Agent;

(v) that Notes called for redemption must be surrendered to the Paying Agent to collect the Redemption Price;

(vi) that unless the Company defaults in making the redemption payment, interest on Notes called for redemption ceases to accrue on and after the Redemption Date;

(vii) the provision of this Indenture pursuant to which the Notes called for redemption are being redeemed;

(viii) the aggregate principal amount of Notes that are being redeemed; and

(ix) that no representation is made as to the correctness or accuracy of the CUSIP or ISIN number, if any, listed in such notice or printed on the Notes.

(c) At the Company’s written request made at least five Business Days prior to the date on which notice is to be given to the Holders, the Trustee shall give the notice of redemption in the Company’s name and at the Company’s sole expense; provided, however, that the Company shall deliver to the Trustee at least 45 days prior to the Redemption Date an Officers’ Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in the preceding paragraph.

Section 4.05 Effect of Notice of Redemption.  Once the notice of redemption described in Section 4.04 is given, Notes called for redemption become due and payable on the Redemption Date and at the Redemption Price, including premium, if any, plus accrued and unpaid interest to the Redemption Date.  Upon surrender to the Paying Agent, such Notes shall be paid at the Redemption Price, including premium, if any, plus accrued and unpaid interest to the Redemption Date; provided, that if the Redemption Date is after a regular Record Date and on or prior to the Interest Payment Date, the accrued interest shall be payable to the Holder of the redeemed Notes registered on the relevant Record Date; provided, further, that if a Redemption Date is a Legal Holiday, payment shall be made on the next succeeding Business Day and no interest shall accrue for the period from such Redemption Date to such succeeding Business Day. Any redemption or notice of redemption may, at the Company's option, be subject to one or more conditions precedent, including, but not limited to, completion of an equity offering or change of control or other corporate transaction.

Section 4.06 Deposit of Redemption Price.

(a) On or prior to 10:00 a.m., New York City time, on each Redemption Date, the Company shall deposit with the Paying Agent in immediately available funds money sufficient to pay the Redemption Price of, including premium, if any, and accrued and unpaid interest on all Notes to be redeemed on that date other than Notes or portions thereof called for redemption on that date which have been delivered by the Company to the Trustee for cancellation.

(b) On and after any Redemption Date, if money sufficient to pay the Redemption Price of, including premium, if any, and accrued and unpaid interest on Notes called for redemption shall have been deposited with the Paying Agent in accordance with Section 4.06(a), the Notes called for redemption will cease to accrue interest and the only right of the Holders of such Notes will be to receive payment of the Redemption Price of, premium, if any, and, subject to the first proviso in Section 4.05, accrued and unpaid interest on such Notes to the Redemption Date.  If any Note surrendered for redemption shall not be so paid, interest will be paid, from the Redemption Date until such redemption payment is made, on the unpaid principal of the Note and any interest not paid on such unpaid principal, in each case, at the rate and in the manner provided in the Notes, if applicable.

Section 4.07 Notes Redeemed in Part

.  Any Note which is to be redeemed only in part shall be surrendered at an office or agency of the Company designated for that purpose pursuant to Section 3.01 (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or its attorney duly authorized in writing), and the Company shall execute, and the Trustee, upon receipt of a Company Order, shall authenticate and deliver to the Holder of such Note without service charge, a new Note of the same series, of any authorized denomination as requested by such Holder, in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal amount of the Note so surrendered.  In the case of a Note providing appropriate space for such notation, at the option of the Holder thereof, the Trustee, in lieu of delivering a new Note or Notes as aforesaid, may make a notation on such Note of the payment of the redeemed portion thereof.

Section 4.08 Purchase of Notes

.  To the extent otherwise permitted by this Indenture, the Company or any of its Subsidiaries shall have the right at any time and from time to time to purchase Notes in the open market (which shall include purchases from or through an investment dealer, investment bank or firm holding membership in a stock exchange) or by tender or by private contract or otherwise, at any price, provided, that the Company complies with any securities laws or regulations applicable to any such purchase including, but not limited to Rule 14e-1 under the Exchange Act.

Section 4.09 Tax Redemption.  (a)  The Notes of any series are redeemable, in whole but not in part, at the option of the Company at any time, at 100% of the principal amount thereof, plus accrued and unpaid interest thereon to the Redemption Date, if the Company or any Guarantor is or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes of such series or the related Guarantees, any Additional Amounts as a result of a change in, or amendment to, the laws (or any regulations promulgated thereunder) of any Taxing Authority, or any changes in, or amendment to, any official position of any governmental authority, taxing authority, or regulatory authority regarding the application or interpretation of such laws or regulations, which change or amendment is announced on or after the initial date of issuance of such Notes; provided, that the Company or such Guarantor determines, in its business judgment, that the obligation to pay such Additional Amounts cannot be avoided by the use of reasonable measures available to the Company or such Guarantor (not including substitution of the obligor under the Notes of such series); and provided, further, that (1) no such notice of redemption may be given earlier than 90 days prior to the earliest date on which the Company or such Guarantor would but for such redemption be obligated to pay such Additional Amounts or later than 270 days after the Company or such Guarantor first becomes liable to pay any Additional Amounts as a result of any changes in or amendments to laws, regulations or official positions described above and (2) at the time such notice is given, the Company’s or such Guarantor’s obligation to pay such Additional Amounts remains in effect.

(b) Prior to the giving of any notice of redemption pursuant to this Section 4.09, the Company shall deliver to the Trustee (1) an Officers’ Certificate stating that the Company is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Company so to redeem have occurred and (2) an Opinion of Counsel qualified under the laws of the relevant jurisdiction to the effect that the Company or such Guarantor has or will become obligated to pay such Additional Amounts as a result of such amendment or change as described above.

ARTICLE V

GUARANTEE OF NOTES

Section 5.01 Guarantees.

(a) Subject to the provisions of this Article V, each Guarantor hereby jointly and severally unconditionally guarantees, on a senior basis, to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and its successors, that: (a) the principal of, premium, if any, and interest on and any Additional Amounts, if any, with respect to the Notes will be duly and punctually paid in full when due, whether at maturity, by acceleration or otherwise, and, if applicable, interest on the overdue principal and (to the extent permitted by law) interest on and Additional Amounts, if any, with respect to the Notes and all other Obligations of the Company or any Guarantor to the Holders or the Trustee hereunder or thereunder (including amounts due the Trustee under Section 11.06) and all other Obligations under this Indenture or the Notes will be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and (b) in case of any extension of time of payment or renewal of any Notes or any of such other Obligations, the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise.  Failing payment when due of any amount so guaranteed, or failing performance of any other Obligation of the Company to the Holders and/or the Trustee, for whatever reason, each Guarantor will be obligated to pay, or to perform or cause the performance of, the same immediately.  An Event of Default under this Indenture or the Notes of a particular series shall constitute an event of default under this Guarantee, and shall entitle the Holders of Notes of such series or the Trustee to accelerate the Obligations of the Guarantors hereunder in the same manner and to the same extent as the Obligations of the Company.

(b) Each Guarantor agrees that its Obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of this Indenture or the Notes, the absence of any action to enforce the same, any waiver or consent by any Holder with respect to any provisions hereof or thereof, any release of any other Guarantor, the recovery of any judgment against the Company, any action to enforce the same, whether or not a Guarantee is affixed to any particular Note, or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a Guarantor.  Each Guarantor, by execution of this Indenture, waives the benefit of diligence, presentment, demand for payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding or any recourse first against the Company, protest, notice and all demands whatsoever and covenants that such Guarantee will not be discharged except by complete performance of the Obligations contained in the Notes, this Indenture and such Guarantee.  The Guarantee is a guarantee of payment and not of collection.  If any Holder or the Trustee is required by any court or otherwise to return to the Company or to any Guarantor, or any custodian, trustee, liquidator or other similar official acting in relation to the Company or such Guarantor, any amount paid by the Company or such Guarantor to the Trustee or such Holder, the Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect.  Each Guarantor further agrees that, as between it, on the one hand, and the Holders and the Trustee, on the other hand, (i) subject to this Article V, the maturity of the Obligations guaranteed hereby may be accelerated as provided in Article VII for the purposes of the Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Obligations guaranteed hereby, and (ii) in the event of any acceleration of such Obligations as provided in Article VII, such Obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantors for the purpose of such Guarantee.

(c) The Guarantee shall remain in full force and effect and continue to be effective should any petition be filed by or against the Company for liquidation or reorganization, should the Company become insolvent or make an assignment for the benefit of creditors or should a receiver or trustee be appointed for all or any significant part of the Company’s assets, and shall, to the fullest extent permitted by law, continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Notes are pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee on the Notes, whether as a “voidable preference,” “fraudulent transfer” or otherwise, all as though such payment or performance had not been made.  In the event that any payment, or any part thereof, is rescinded, reduced, restored or returned, the Notes shall, to the fullest extent permitted by law, be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

Section 5.02 Limitation Of Guarantee.  The Obligations of each Guarantor are limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the Obligations of such other Guarantor under its Guarantee or pursuant to its contribution Obligations under this Indenture, result in the Obligations of such Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law.  Each Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Guarantor in a pro rata amount based on the net assets of each Guarantor, determined in accordance with GAAP.

Section 5.03 Additional Guarantors.  Any Person may become a Guarantor by executing and delivering to the Trustee a supplemental indenture in accordance with Section 14.01.

Section 5.04 Release Of Guarantor.  (a)  A Guarantor shall be released from all of its Obligations under its Guarantee in respect of a series of Notes if:

(i) the Guarantor has sold, disposed of or otherwise transferred (or a sale, disposition or other transfer of such Guarantor’s Capital Stock occurs following which such Guarantor is no longer a Restricted Subsidiary) all or substantially all of its assets or the Company and its Restricted Subsidiaries have sold all of the Capital Stock of the Guarantor owned by them, in each case in a transaction in compliance with the Indenture;

(ii) the Guarantor merges or amalgamates with or into or consolidates with, or transfers all or substantially all of its assets to, any other Person in a transaction in compliance with Section 9.01;

(iii) the Guarantor is designated an Unrestricted Subsidiary in compliance with this Indenture or the Guarantor becomes an Immaterial Subsidiary;

(iv) the Company has effected defeasance or covenant defeasance with respect to the Notes of such series in accordance with Section 13.02 or 13.03;

(v) the Notes of such series are satisfied and discharged in accordance with Section 12.01; or

(vi) in the case of a non-Wholly-owned Restricted Subsidiary which had become a Guarantor as a result of such Subsidiary guaranteeing any other Debt of the Company or any other Guarantor, the guarantee which gave rise to the requirement that such Subsidiary become a Guarantor has been released;

and in each such case, the Guarantor has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to such transactions have been complied with and that such release is authorized and permitted under this Indenture.  If a Guarantee is released, any Collateral which secures such Guarantee shall also be automatically released.

(b) Upon receipt of such Officers' Certificate and Opinion of Counsel, the Trustee shall execute any documents reasonably requested by the Company or any Guarantor, at the sole cost and expense of the Company, in order to evidence the release of such Guarantor from its Obligations under its Guarantee under this Article V.

Section 5.05 Waiver of Subrogation.  Each Guarantor waives to the extent permitted by law any claim or other rights which it may now or hereafter acquire against the Company that arise from the existence, payment, performance or enforcement of such Guarantor’s Obligations under such Guarantee and this Indenture, including, without limitation, any right of subrogation, reimbursement, exoneration, indemnification, and any right to participate in any claim or remedy of any Holder against the Company, whether or not such claim, remedy or right arises in equity, or under contract, statute or common law, including, without limitation, the right to take or receive from the Company, directly or indirectly, in cash or other property or by set-off or in any other manner, payment on account of such claim or other rights.  If any amount shall be paid to any Guarantor in violation of the preceding sentence and the Notes shall not have been paid in full, such amount shall have been deemed to have been paid to such Guarantor for the benefit of, and held in trust for the benefit of, the Holders of the Notes, and shall forthwith be paid to the Trustee for the benefit of such Holders to be credited and applied upon the Notes, whether matured or unmatured, in accordance with the terms of this Indenture.  Each Guarantor acknowledges that it is receiving direct and indirect benefits from the financing arrangements contemplated by this Indenture and that the waiver set forth in this Section 5.05 is knowingly made in contemplation of such benefits.

ARTICLE VI

PARTICULAR COVENANTS OF THE COMPANY

Section 6.01 Payments of Notes.  The Company covenants and agrees for the benefit of the Holders of each series of Notes that it shall pay the principal of and interest on the Notes of that series on the dates and in the manner provided in the Notes of that series and this Indenture.  An installment of principal or cash interest shall be considered paid on the date it is due if the Trustee or Paying Agent (if other than the Company, a Subsidiary of the Company or any Guarantor) holds on that date money designated for and sufficient to pay such installment.  The Company shall pay interest on overdue principal (including post-petition interest in a proceeding under any Bankruptcy Law), and overdue installments of interest, to the extent lawful, with respect to a series of Notes, at the rate specified in the Notes of such series.

Section 6.02 Reports To Holders.  So long as any Notes are outstanding:

(a) if the Company is subject to the reporting requirements under the securities laws of Canada and is required to file information with one or more securities commissions in Canada (the “Canadian Commissions”), the Company will furnish to the Trustee (and the Holders of the Notes and, upon request, beneficial owners of the Notes, in each case to the extent not otherwise available on the Canadian System for Electronic Document Analysis and Retrieval), as promptly as practicable after such information has been filed:

(i) all quarterly and annual financial information that the Company would be required to file (on or before the date that such financial information would be required to be filed for the applicable quarter or year) with the Canadian Commissions as if it were a reporting issuer under the securities laws of Canada or the Province of British Columbia, including in each case a “Management’s Discussion and Analysis” and, with respect to annual information only, a report on the Company’s annual financial statements by the Company’s independent chartered accountants; and

(ii) all material change reports that the Company would be required to file with the Canadian Commissions, as if it were a reporting issuer under the securities laws of Canada or the Province of British Columbia; and

(b) if the Company is not subject to the reporting requirements under the securities laws of Canada or the Province of British Columbia or is otherwise not required to file information with the Canadian Commissions, the Company will furnish to the Trustee and, upon request, to beneficial owners of the Notes and prospective investors in the Notes, and will post on a publicly available website maintained by the Company, a copy of all the financial information and reports required to be delivered in subclauses (i) and (ii) of Section 6.02(a), on or before the date such financial information and reports would have been required to be filed for the applicable period, quarter or year if it were so subject to such securities laws.

Notwithstanding anything herein to the contrary, the Company will be deemed not to have failed to comply with any of its agreements hereunder for purposes of Section 7.01(iii) herein until 45 days after the date any report hereunder is required to be furnished to the Trustee pursuant to this Section 6.02.  Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers’ Certificates).

Section 6.03 Compliance Certificate.

(a) The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year of the Company (commencing with the fiscal year ended December 31, 2012) and on or before 60 days after the end of the first, second and third quarters of each fiscal year (commencing with the fiscal quarter ended March 31, 2013), an Officers’ Certificate stating that a review of the activities of the Company and its Subsidiaries during such fiscal year or fiscal quarter, as the case may be, has been made under the supervision of the signing Officers with a view to determining whether the Company and each Guarantor has kept, observed, performed and fulfilled their Obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge, the Company and each Guarantor has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions hereof (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited or if such event has occurred, a description of the event and what action the Company and any Guarantors are taking or propose to take with respect thereto.

(b) The Company and any Guarantors shall, so long as any of the Notes are outstanding, deliver to the Trustee, forthwith upon any Officer becoming aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action the Company and any Guarantors are taking or propose to take with respect thereto.

(c) The Company's fiscal year currently ends on December 31.  The Company shall promptly provide written notice to the Trustee of any change in its fiscal year.

(d) The Company shall furnish to the Trustee the information and documents required under Section 314 of the Trust Indenture Act.

Section 6.04 Taxes.  The Company and any Guarantors shall, and shall cause each of their Subsidiaries to, pay prior to delinquency all material taxes, assessments, and governmental levies except as contested by appropriate proceedings.

Section 6.05 Limitation On Subsidiaries.

(a) If (x) the Company or any Guarantor acquires or creates a Wholly-owned Restricted Subsidiary (other than an Immaterial Subsidiary), or (y) if any Restricted Subsidiary ceases to be an Immaterial Subsidiary, or (z) if any other Restricted Subsidiary shall guaranty any other Debt of the Company or any Guarantor, then within 20 Business Days of such event, such Restricted Subsidiary shall (1) execute and deliver to the Trustee a supplemental indenture pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of the Company’s Obligations under the Notes and this Indenture and (2) deliver to the Trustee an Opinion of Counsel that such supplemental indenture has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a valid and binding obligation of such Restricted Subsidiary.  Thereafter, such Restricted Subsidiary shall be a Guarantor for all purposes of this Indenture.

(b) If at any time after the date of this Indenture the Company or any Guarantor acquires or creates a Restricted Subsidiary (other than an Immaterial Subsidiary) that is not a Wholly-owned Restricted Subsidiary (whether by acquisition or disposition of Capital Stock or otherwise), then within 20 Business Days of such event, the Company shall cause all Capital Stock owned by it or any Guarantor in such non-Wholly-owned Restricted Subsidiary to be transferred to or acquired by a Wholly-owned Restricted Subsidiary that (a) is a Guarantor and (b) shall at all times qualify as a Passive Holding Company.

Section 6.06 Insurance.  The Company and its Subsidiaries shall (1) keep their properties insured and maintain such general liability, automobile liability, workers’ compensation, property casualty insurance and any excess umbrella coverage related to any of the foregoing as is customary for companies in the same or similar businesses operating in the same or similar locations; (2) maintain such other insurance as may be required by law; and (3) maintain such other insurance as may be required by the Collateral Documents.  The Company shall (x) provide the Trustee and the Collateral Trustee with notice of cancellation or modification with respect to its property and casualty policies before the effective date of such cancellation or modification and (y) name the Collateral Trustee as a co-loss payee and mortgagee (with a standard mortgage endorsement) on property and casualty policies and as an additional insured as its interests may appear on the liability policies listed in clause (1) above.

Section 6.07 Payment Of Additional Amounts.

(a) All amounts paid or credited by the Company under or with respect to the Notes, or by any Guarantor under or in respect of its Guarantee shall be made free and clear of and without withholding or deduction for or on account of any present or future Taxes, unless the Company or such Guarantor is required to withhold or deduct any amount for or on account of Taxes by law or by interpretation or administration of law.  If the Company or any Guarantor is required to withhold or deduct any amount for or on account of Taxes from any amount paid or credited under or with respect to the Notes or the Guarantees, the Company or such Guarantor shall pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction (including any withholding or deduction in respect of Additional Amounts) shall not be less than the amount the Holder would have received if such Taxes had not been withheld or deducted; provided, that no Additional Amounts will be payable with respect to a payment made to a Holder (an “Excluded Holder”) (1) with whom the Company or such Guarantor does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment, (2) who is subject to the Taxes in question by reason of its being connected with the jurisdiction imposing such Taxes otherwise than by the mere acquisition or holding of the Notes or the receipt of payments thereunder or the enforcement of its rights thereunder, or (3) who is subject to such Taxes because the Holder is or is deemed to be resident in Canada or uses or holds or is deemed or considered to use or hold the Notes in carrying on business in Canada for purposes of the Income Tax Act (Canada).  The Company and any Guarantors will also (a) make such withholding or deduction and (b) remit the full amount deducted or withheld to the relevant authority in accordance with and in the time required under applicable law.  The Company and any Guarantors shall furnish to the Holders of Notes that are Outstanding on the date of the withholding or deduction, within 30 days after the date of the payment of any Taxes due under applicable law, certified copies of tax receipts evidencing such payment by the Company or such Guarantor.

(b) The Company and any Guarantors shall, upon written request of any Holder (other than an Excluded Holder), reimburse each such Holder, for the amount of (1) any such Taxes so required to be withheld or deducted which are levied or imposed on and paid by such Holder or the beneficial owner of the Notes as a result of payments made under or with respect to the Notes or the Guarantees and reasonable expenses related thereto; and (2) any such Taxes so levied or imposed with respect to any reimbursement under the foregoing clause (1) so that the net amount received by such Holder or beneficial owner after such reimbursement will not be less than the net amount the Holder or beneficial owner would have received if the Taxes described in subclauses (1) and (2) of this paragraph had not been imposed, but excluding any such Taxes on such Holder’s or beneficial owner’s net income generally.

(c) At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if the Company or any Guarantor shall be obligated to pay Additional Amounts with respect to such payment, the Company or such Guarantor shall deliver to the Trustee an Officers’ Certificate stating the fact that such Additional Amounts shall be payable and specifying the amounts so payable and will set forth such other information necessary to enable payment of such Additional Amounts to Holders on the payment date.  Whenever in this Indenture there is mentioned, in any context, principal, premium, if any, interest or any other amount payable under or with respect to any Note, such mention shall be deemed to include the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

(d) The Company or any Guarantor shall pay any present or future stamp, court, documentary or other similar taxes, charges or levies that arise in any Taxing Jurisdiction from the execution, delivery or registration of, or enforcement of rights under the Notes, this Indenture or any related document (“Documentary Taxes”).

(e) The obligation to pay Additional Amounts (and any reimbursement) and Documentary Taxes under the terms and conditions described above will survive any termination, defeasance or discharge of this Indenture.

Section 6.08 Payments for Consent.  Neither the Company nor any Subsidiary of the Company shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of the Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture or the Notes unless such consideration is offered to all such Holders of each affected series and is paid to all such Holders that so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

Section 6.09 Maintenance of Office or Agency.

The Company shall maintain a Registrar in accordance with Section 3.05(a).

Section 6.10 Existence.

Subject to Article IX hereof, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect:

(i) its corporate, partnership or other existence, and the corporate, partnership or other existence of each of its Subsidiaries, in accordance with the respective organizational documents (as the same may be amended from time to time) of the Company or any such Restricted Subsidiary; and

(ii) the rights (charter and statutory), licenses and franchises of the Company and its Restricted Subsidiaries;

provided, however, that the Company shall not be required to preserve any such right, license or franchise, or the corporate, partnership or other existence of any of its Restricted Subsidiaries, if the loss thereof would not have a material adverse effect on the Company and its Subsidiaries, taken as a whole.

Section 6.11 Limitation On Liens With Respect to Snowflake Collateral.  To the extent any Snowflake Collateral held by the Company or any Guarantor does not constitute Notes Priority Lien Collateral for purposes of the Collateral Trust Agreement, this Indenture, the Intercreditor Agreement and ABL Facility, the Company shall not, and shall not cause or permit any of its Restricted Subsidiaries, directly or indirectly, to create, incur or otherwise cause or suffer to exist or become effective any Liens on such Snowflake Collateral, other than the following:

(i) (a) statutory liens or landlords', carriers', warehousemen's, unemployment insurance, surety or appeal bonds, mechanics', suppliers', materialmen's, repairmen's, builder's, mechanic's or other like Liens imposed by law arising in the ordinary course of business and (b) pledges, deposits or liens in connection with workers' compensation, unemployment insurance and other social security and other similar legislation or other insurance-related obligations (including, without limitation, pledges or deposits securing liability to insurance carriers under insurance or self-insurance arrangements), in each case with respect to (x) amounts not yet delinquent or (y) amounts which are delinquent but the validity of which are being contested in good faith by appropriate proceedings and, to the extent required under GAAP, adequate reserves with respect thereto are maintained on the books of the Company or any of its Restricted Subsidiaries in accordance with GAAP;

(ii) Liens for taxes, assessments or governmental charges not yet due or that are due but are being contested by proceedings in an appropriate jurisdiction; provided, that any reserve or other appropriate provision as will be required in conformity with GAAP will have been made therefor;

(iii) the Lien of any judgment rendered or order issued which is being contested diligently by proceedings in an appropriate jurisdiction by the Company or any of its Restricted Subsidiaries and which does not have a material adverse effect on the ability of the Company and its Restricted Subsidiaries to operate the business or operations of the subject property;

(iv) reservations, limitations, provisos, conditions, statutory exceptions to title and reservations of mineral rights expressed in any original grants from a government (including any agency or political subdivision thereof) which do not materially adversely impair the use of the subject property by the Company or a Restricted Subsidiary;

(v) servitudes, licenses, undersurface rights, easements, rights-of-way and rights in the nature of easements and other similar rights in land (including, without in any way limiting the generality of the foregoing, servitudes, licenses, easements, rights-of-way and rights in the nature of easements for sidewalks, public ways, sewers, drains, gas, steam and water mains or electric light and power, or telephone and telegraph conduits, poles, wires and cable) granted to, or reserved or taken by, any persons which do not in the aggregate materially adversely impair the use of the subject property by the Company or a Restricted Subsidiary or in respect to which the Company or any of its Restricted Subsidiaries has made satisfactory arrangement for relocation so that such use will not in the aggregate be materially and adversely impaired and other liens and encumbrances against such servitudes, licenses, undersurface rights, easements, rights-of-way and other similar rights in lands;

(vi) zoning and building by-laws and ordinances, municipal by-laws and regulations, and restrictive covenants affecting the use to which the subject property may be put, the nature of any structure which may be erected thereon or the transfer of the subject property, provided, that such restrictions have been complied with and do not materially adversely interfere with the use of the subject property by the Company or a Restricted Subsidiary;

(vii) undetermined or inchoate Liens and charges arising or potentially arising under statutory provisions which have not been filed or registered at the Issue Date;

(viii) any title defects or irregularities which are of a minor nature and will not materially adversely impair the use of the subject property by the Company or a Restricted Subsidiary;

(ix) any rights to acquire the subject property granted to any person (including options to purchase and rights of first refusal); and

(x) the rights reserved to or vested in municipalities or governmental or other public authorities or agencies by any statutory provision or by the terms of leases, licenses, grants or permits which affect the subject property, to terminate the leases, licenses, grants or permits or to require annual or other periodic payments as a condition to the continuance thereof.

Section 6.12 Leasehold Collateral Requiring Consent.

If the validity or effectiveness of the grant and creation of a security interest over any part of any Leasehold Collateral Requiring Consent is dependent on the Company or any Guarantor satisfying any condition or obtaining consent, authorization, approval or waiver of any third party, then the Company or such Guarantor, as the case may be, will for a period of 120 days from and after the date of this Indenture request and diligently pursue on a timely basis using reasonable commercial efforts satisfaction of any such condition and obtainment of any applicable consent, authorization, approval or waiver; provided that the Company shall not be required to give up any economic concessions (other than economic concessions that, in the sole good faith judgment of the Company, are not material in relation to the economic value of such Leasehold Collateral Requiring Consent in question) to satisfy any such condition or obtain any such consent, authorization, approval or waiver; provided, further, that the Company shall not be required to pursue the satisfaction of any condition of the obtainment of any consent, authorization, approval or waiver (other than in respect of consents from federal and provincial authorities with respect to waterlot and foreshore leases) if, prior to the date of this Indenture, the Company has unsuccessfully attempted and used all reasonable commercial efforts to satisfy such condition or obtain such consent, authorization, approval or waiver.  To the extent that any such condition is not satisfied or any such consent, authorization, approval or waiver is not obtained within 120 days after the date of this Indenture, the aggregate book value of such Leasehold Collateral Requiring Consent will count towards the $25,000,000 basket referred to in the proviso to paragraph (2) of the definition of Excluded Assets.  Notwithstanding anything to the contrary contained in this Indenture, but subject to the next sentence, the security interest and charge of the Collateral Documents with respect to any Collateral Requiring Consent and any Leasehold Collateral Requiring Consent shall not have any force or effect until any applicable condition has been satisfied or any applicable consent, authorization, approval or waiver has been obtained.  Any Collateral Requiring Consent and any Leasehold Collateral Requiring Consent for which any required condition has not be satisfied or any required consent, authorization, approval or waiver has not been obtained, shall be held by the Company or the Guarantor, as the case may be, in trust for the Collateral Trustee (for the benefit of itself, the Trustee and the Secured Parties) or any other Person acting as agent for the Collateral Trustee (for the benefit of itself, the Trustee and the Secured Parties) for the purposes and subject to the terms of the Collateral Documents to assign and dispose thereof as the Collateral Trustee or any Person acting as agent for the Collateral Trustee may direct as and when the security constituted by the Collateral Documents becomes enforceable.

Section 6.13 Snowflake Collateral.

If the Company, Catalyst Paper Holdings Inc., Catalyst Paper (Snowflake) Inc. or The Apache Railway Company has not disposed of any portion of its interest in the Snowflake Collateral (the "Unsold Interest") on or prior to January 31, 2013, the Company shall, or shall cause Catalyst Paper Holdings Inc., Catalyst Paper (Snowflake) Inc. or The Apache Railway Company, as applicable, to promptly enter into such general security agreements (substantially in the form of the Security Agreement referred to in clause (2) of the definition of "Security Agreements" in the Collateral Trust Agreement) and mortgages in recordable form and otherwise in form and substance reasonably satisfactory to the Collateral Trustee, as applicable, to cause such Unsold Interest to constitute Notes Priority Lien Collateral for all purposes of the Collateral Trust Agreement and the Intercreditor Agreement.

Section 6.14 Further Assurances.

(a) The Company and each of the Guarantors will do or cause to be done all acts and things that may be required, or that the Collateral Trustee from time to time may reasonably request, to assure and confirm that the Collateral Trustee holds, for the benefit of the holders of Secured Obligations, duly created and enforceable and perfected Liens upon the Collateral (including any property or assets that are acquired or otherwise become Collateral after the date hereof), in each case and to the extent as contemplated by, and with the Lien priority required under, the Secured Debt Documents.

(b) Upon the reasonable request of the Collateral Trustee or the Trustee at any time and from time to time, the Company and each of the Guarantors will promptly execute, acknowledge and deliver such security documents, instruments, certificates, notices and other documents, and take such other actions as may be reasonably required, or that the Collateral Trustee may reasonably request, to create, perfect, protect, assure or enforce the Liens and benefits intended to be conferred, in each case as and to the extent contemplated by the Secured Debt Documents for the benefit of holders of Secured Obligations (it being expressly agreed that the Collateral Trustee and the Trustee have no responsibility for, or have any duty or obligation with respect to, the recording, filing, registering, perfection, protection or maintenance of the security interests or Liens intended to be created by the Collateral Trust Agreement or the other Secured Debt Documents (including without limitation the filing or continuation of any UCC financing or continuation statements or similar documents or instruments)).

(c) Upon the request of the Collateral Trustee upon the occurrence and during the continuation of an Event of Default, the Company and the Guarantors will permit the Collateral Trustee or any of its agents or representatives, at reasonable times and intervals upon reasonable prior notice during regular business hours, to visit their offices and sites and inspect any of the Collateral and to discuss matters relating to the Collateral with their respective officers.  The Company and the Guarantors shall, at any reasonable time and from time to time upon the occurrence and during the continuation of an Event of Default, upon reasonable prior notice during regular business hours, permit the Collateral Trustee or any of its agents or representatives to examine and make copies of and abstracts from the records and books of account of the Company and the Guarantors and their respective Subsidiaries, all at the Company' expense.

ARTICLE VII

REMEDIES OF TRUSTEE AND NOTEHOLDERS

Section 7.01 Events of Default.  Except where otherwise expressly provided by this Indenture or where the term is otherwise expressly defined for a specific purpose, the term “Event of Default” as used in this Indenture with respect to Notes of any series shall mean one of the following described events unless it is either inapplicable to a particular series or it is specifically deleted or modified in the manner contemplated in Section 3.01 (whatever the reason for such Event of Default and whether it be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(i) default in the payment of the principal of, or premium, if any, on the Notes of such series when due (whether at maturity, upon redemption or otherwise);

(ii) default in the payment of any interest on the Notes of such series when due, which default continues for 30 days or more;

(iii) default by the Company or any Restricted Subsidiary in the observance or performance of any other covenant or agreement in this Indenture (including any indenture supplemental hereto pursuant to which Notes of such series were issued as contemplated by Section 3.01) (other than a covenant or agreement which has been expressly included in this Indenture solely for the benefit of a series of Notes other than that series and other than a covenant or agreement a default in the performance of which is elsewhere in this Section 7.01 specifically addressed) for 60 days after written notice from the Trustee or the Holders of not less than 25% in aggregate principal amount of the Notes of such series then Outstanding;

(iv) failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Debt of the Company or any Restricted Subsidiary of the Company, or the acceleration of the final stated maturity of such Debt if, in either case, the aggregate principal amount of such Debt together with the principal amount of any other Debt not paid at final maturity or which has been accelerated, aggregates $25,000,000 or more at any time and such Debt has not been discharged in full, or such acceleration has not been rescinded or annulled within 30 days after such final maturity or acceleration;

(v) any final judgment or judgments which can no longer be appealed for the payment of money in excess of $25,000,000, in excess of amounts covered by insurance and as to which the insurer has acknowledged coverage, is rendered against the Company or any Restricted Subsidiary, and is not discharged or paid for any period of 60 consecutive days after such judgment or judgments become final during which a stay of enforcement is not in effect;

(vi) the commencement of any Insolvency or Liquidation Proceeding with respect to the Company or any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary);

(vii) any of the Guarantees of a Significant Subsidiary that is a Guarantor (or any group of Subsidiaries that together would constitute a Significant Subsidiary) ceases to be in full force and effect or any of the Guarantees of a Significant Subsidiary that is a Guarantor (or any group of Subsidiaries that together would constitute a Significant Subsidiary) are declared to be null and void and unenforceable or any of the Guarantees of a Significant Subsidiary that is a Guarantor (or any group of Subsidiaries that together would constitute a Significant Subsidiary) are found to be invalid or any Significant Subsidiary that is a Guarantor (or any group of Subsidiaries that together would constitute a Significant Subsidiary) denies its liability under its Guarantee, in each case other than by reason of release of a Guarantee in accordance with the terms of this Indenture;

(viii) (A) the Liens on any material portion of  the Collateral cease to be valid or enforceable, or the Company or any Guarantor shall assert that such Liens are invalid or unenforceable (in each case, other than in accordance with the terms of this Indenture or the terms of the Collateral Documents), or (B) the Liens on any material portion of the Collateral shall cease to be perfected, or shall fail to have the priority contemplated by this Indenture, provided, that no Event of Default shall arise under this clause (viii)(B) until the same shall have continued for a period of 15 consecutive days;

(ix) the failure by the Company or any Guarantor to comply with its agreements contained in the Collateral Documents for 60 days after written notice from the Trustee or the Holders of not less than 25% in aggregate principal amount of the Notes of any affected series then Outstanding, except for a failure that would not be material to the Holders of the Notes of such affected series and would not materially affect the value of the Collateral taken as a whole; or

(x) the occurrence of any Event of Default with respect to the Notes of such series as provided in Section 3.01;

provided, however, that notwithstanding anything to the contrary contained in this Indenture, an Insolvency or Liquidation Proceeding with respect to any U.S. Guarantor shall not be an Event of Default hereunder.

Section 7.02 Acceleration of Maturity; Rescission and Annulment.

(a) Except as otherwise provided as contemplated by Section 3.01 with respect to any series of Notes, if an Event of Default (other than an Event of Default specified in Section 7.01(vi)) shall have occurred and be continuing with respect to a series of Notes, and if the Trustee, by written notice to the Company, or the Holders of not less than 25% in aggregate principal amount of the Notes of such series then Outstanding, by written notice to the Company and the Trustee, so declares, the entire principal amount of the Notes of such series then Outstanding plus accrued and unpaid interest to the date of acceleration shall become immediately due and payable; provided, that in case an Event of Default described in clause (vi) of Section 7.01 occurs, the principal, premium and interest amount with respect to all of the Notes of such series then Outstanding shall be due and payable immediately without any declaration or other act on the part of the Trustee or the Holders.

(b) Notwithstanding clause (a) above, at any time after such a declaration of acceleration has been made with respect to a series of Notes (or an Event of Default specified in Section 7.01(vi) shall have occurred and be continuing) and before a judgment or decree based on such acceleration has been obtained by the Trustee as hereinafter in this Article VII provided, the Holders of a majority in aggregate principal amount of the Notes of such series then Outstanding, by written notice to the Company and the Trustee, may rescind and annul such declaration (or such Event of Default) and its consequences if:

(i) the Company has paid or deposited with the Trustee a sum sufficient to pay,

(1) to the extent that payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration;

(2) the reasonable compensation owing to the Trustee hereunder and the reimbursement of expenses, disbursements and advances of the Trustee, its agents and counsel; and

(3) all other amounts due to the Trustee under the Secured Debt Documents;

(ii) all Events of Default with respect to such series of Notes, other than the non-payment of the principal, premium, if any, or interest which has become due solely because of such declaration of acceleration, have been cured or waived as provided in Section 7.13; and

(iii) in the event of the cure or waiver of an Event of Default of the type specified in Section 7.01(vi), the Trustee shall have received an Officers’ Certificate and an Opinion of Counsel that such Event of Default has been cured or waived.

No such rescission shall affect any subsequent Default or impair any right consequent thereon.

Section 7.03 Other Remedies

.  Notwithstanding any other provision of this Indenture, if an Event of Default in respect of a series of Notes occurs and is continuing, subject to the provisions contained in the Intercreditor Agreement and the Collateral Trust Agreement, the Trustee or the Collateral Trustee may pursue any available remedy by proceeding at law, in equity or pursuant to the Collateral Documents to collect the payment of principal of, or premium, if any, and interest on the Notes of such series or to enforce the performance of any applicable provision of the Notes of such series or this Indenture or to enforce its rights against the Collateral pursuant to the Collateral Documents.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding.  A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default.  No remedy is exclusive of any other remedy.  All available remedies are cumulative to the extent permitted by law.  Any costs associated with actions taken by the Trustee under this Section 7.03 shall be reimbursed to the Trustee by the Company.

Section 7.04 Collection of Indebtedness and Suits For Enforcement by Trustee.

(a) The Company covenants that if

(i) default is made in the payment of any interest on any Note of any series when such interest becomes due and payable and such default continues for a period of 30 days, or

(ii) default is made in the payment of the principal amount of (or premium, if any, on) any Note of any series at the Maturity Date or Redemption Date thereof or, with respect to any Note of any series required to have been purchased pursuant to an offer to purchase made by the Company, at the required date of purchase thereof, the Company will, upon demand of the Trustee, pay to it, for the benefit of the Holders of the Notes of such series, the whole amount then due and payable on such Notes for principal amount at maturity (and premium, if any) and interest, and, to the extent that payment of such interest shall be legally enforceable, interest on any overdue interest, at the rate provided by the Notes of such series (if any), and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

(b) If the Company fails to pay such amounts forthwith upon such demand, the Trustee, in its own name and as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Company or any Guarantor and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Company or any Guarantor, wherever situated.

(c) If an Event of Default in respect of a series of Notes occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of such Notes by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

Nothing in this Section 7.04 shall limit the rights of the Trustee or the Collateral Trustee under Section 7.03.

Section 7.05 Trustee May File Proofs of Claim.

(a) In case of any judicial proceeding relative to the Company or any Guarantor, its property or its creditors, the Trustee shall be entitled and empowered, by intervention in such proceeding or otherwise, to take any and all actions in order to have claims of the Holders and the Trustee allowed in any such proceeding.  In particular, the Trustee shall be authorized to file proofs of claim, collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 11.06.

(b) No provision of this Indenture or any other Secured Debt Document shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes of any series or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 7.06 Trustee May Enforce Claims Without Possession of Notes. All rights of action and claims under this Indenture or the Notes may be prosecuted and enforced by the Trustee without the possession of any of the Notes or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Notes in respect of which such judgment has been recovered.

Section 7.07 Application of Money Collected.  Subject to Article XIII, and subject to the provisions contained in the Intercreditor Agreement, any money or property collected by the Trustee pursuant to this Article VII shall be applied (i) first, to the payment of all amounts due to the Trustee under Section 11.06 and any other amounts due to the Trustee under the Secured Debt Documents and (ii) second, as set forth in the Collateral Trust Agreement, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of the principal amount of, premium, if any, and interest, upon presentation of the Notes of the affected series and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid to the extent required by the Trustee.

Section 7.08 Limitation On Suits.  Subject to Section 7.16, no Holder of any affected Note shall have any right to institute any proceeding, judicial or otherwise against the Company or any Guarantor, with respect to this Indenture or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless:

(a) such Holder has previously given written notice to the Trustee of a continuing Event of Default in respect of such series of Notes;

(b) the Holders of not less than 25% in aggregate principal amount of the Notes of such series then Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

(c) such Holder or Holders have offered to the Trustee indemnity satisfactory to the Trustee against the costs, expenses and liabilities to be incurred in compliance with such request;

(d) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(e) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in aggregate principal amount of the Notes of such series then Outstanding;

it being understood and intended that no one or more Holders of any series of Notes shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders of such series of Notes, or to obtain or to seek to obtain priority or preference over any other Holders of such series of Notes or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all the Holders of such series of Notes.

Section 7.09 Restoration of Rights and Remedies.  If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined by a court of competent jurisdiction adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Company, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

Section 7.10 Rights and Remedies Cumulative.  Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes in Section 3.07, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise.  The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 7.11 Delay or Omission Not Waiver.  No delay or omission of the Trustee or of any Holder of any Note to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein.  Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

Section 7.12 Control by Holders.  The Holders of a majority in aggregate principal amount of the Notes of any series then Outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee by this Indenture and the other Secured Debt Documents with respect to the Notes of such series.  The Trustee, however, may refuse to follow any direction that conflicts with law, this Indenture or the other Secured Debt Documents or that the Trustee determines may be unduly prejudicial to the rights of another Holder of an affected series not taking part in such direction, and the Trustee shall have the right to decline to follow any such direction if the Trustee, being advised by counsel, determines that the action so directed may not lawfully be taken or if the Trustee in good faith shall, by a Responsible Officer, determine that the proceedings so directed may involve it in personal liability; provided, that the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

Section 7.13 Waiver of Past Defaults and Events of Default.  Subject to Sections 7.08, 9.02 and 14.02, the Holders of a majority in aggregate principal amount of the Notes of any series then Outstanding by written notice to the Trustee shall have the right to waive any existing Default or Event of Default with respect to such series of Notes or compliance with any provision of this Indenture, the affected Notes or any of the Collateral Documents, in each case with respect to such series of Notes.  The Company shall deliver to the Trustee an Officers’ Certificate stating that the requisite percentage of Holders of such series of Notes has consented to such waiver.  Upon any such waiver, such Default shall cease to exist with respect to such series of Notes, and any Event of Default arising therefrom with respect to such series of Notes shall be deemed to have been cured for every purpose of this Indenture; provided, that no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereto.

Section 7.14 Undertaking For Costs.  In any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, a court may require any party litigant in such suit to file an undertaking to pay the costs of such suit, and may assess costs against any such party litigant; provided, that this Section shall not be deemed to authorize any court to require such an undertaking or to make such an assessment in any suit instituted by the Company or the Trustee.  This Section 7.14 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 7.16 or a suit by Holders of more than 10% in aggregate principal amount of the Notes of any series then outstanding.

Section 7.15 Waiver of Stay, Extension or Usury Laws.  Each of the Company and the Guarantors covenants (to the extent that they may lawfully do so) that they will not at any time insist upon, or plead (as a defense or otherwise), or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law or any usury law or other law, wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture or which would prohibit or forgive the Company and any Guarantors from paying all or any portion of the principal of, premium, if any, and/or interest on the Notes as contemplated herein; and the Company and any Guarantors (to the extent that they may lawfully do so) hereby expressly waive all benefit or advantage of any such law and covenant that they will not hinder, delay or impede the execution of any power herein granted to the Trustee, but they will suffer and permit the execution of every such power as though no such law had been enacted.

Section 7.16 Rights of Holders to Receive Payment.  Notwithstanding any other provision of this Indenture, the right of any Holder of a Note to receive payment of principal of, or premium, if any, and interest on such Note on or after the respective due dates expressed on such Note in accordance with the applicable priority of such series of Notes, or to bring suit for the enforcement of any such payment on or after such respective dates, is absolute and unconditional and shall not be impaired or affected without the consent of such Holder.

Section 7.17 Collection Suit by Trustee.  If an Event of Default in payment of principal, premium or interest specified in clause (i) or (ii) of Section 7.01 occurs and is continuing in respect of a series of Notes, the Trustee may recover judgment in its own name and as trustee of an express trust against the Company or any Guarantor for the whole amount of unpaid principal and accrued interest remaining unpaid on the Notes of the affected series, together with interest on overdue principal and, to the extent that payment of such interest is lawful, interest on overdue installments of interest, in each case at the rate set forth in the Notes of the affected series (if any), and such further amounts as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

ARTICLE VIII

COLLATERAL AND SECURITY

Section 8.01 Collateral and Collateral Documents.

(a) The due and punctual payment of the principal of, premium (if any) and interest on the Notes when and as the same shall be due and payable, whether on an Interest Payment Date, at maturity, by acceleration, repurchase, redemption or otherwise, and interest on the overdue principal of and interest on the Notes and performance of all other obligations of the Company and the Guarantors to the Holders, the Trustee or the Collateral Trustee under this Indenture, the Notes and the Collateral Documents, according to the terms hereunder or thereunder, shall be secured by Liens granted in favor of and held by the Collateral Trustee on the Notes Priority Lien Collateral and the ABL Priority Lien Collateral as provided in the Collateral Documents, which define the terms of the Liens that secure the Notes and the Guarantees, subject to the terms of the Intercreditor Agreement and the Collateral Trust Agreement.

(b) The Collateral Trustee holds all its rights in the Notes Priority Lien Collateral in trust for the benefit of the Trustee and the Holders, in each case pursuant to the terms of the Collateral Documents.  Each Holder, by accepting a Note, consents and agrees to the terms of the Collateral Documents (including the provisions providing for the possession, use, release and foreclosure of the Collateral) as the same may be in effect or may be entered into and delivered to the Collateral Trustee and/or amended from time to time in accordance with their terms and this Indenture, and authorizes and directs (i) the Collateral Trustee to enter into the Collateral Documents and to perform its obligations and exercise its rights thereunder in accordance therewith and (ii) the Trustee to enter into the Collateral Trust Agreement and to perform its obligations and exercise its rights thereunder in accordance therewith.

(c) The Company shall, and shall cause the Guarantors to, deliver to the Collateral Trustee copies of all documents pursuant to the Collateral Documents, and will do or cause to be done all such acts and things as may be reasonably required by the next sentence of this Section 8.01, to assure and confirm to the Collateral Trustee the security interest in the Collateral contemplated hereby, by the Collateral Documents or any part thereof, as from time to time constituted, so as to render the same available for the security and benefit of this Indenture and of the Notes secured hereby, according to the intent and purposes herein expressed.

(d) The Company shall, and shall cause the Guarantors to, use its commercially reasonable efforts to take any and all actions reasonably required to cause the Collateral Documents to create and maintain, as security for the Notes and Guarantees and other Secured Obligations, a valid and enforceable perfected Lien (subject to permitted Liens) and security interest in and on all of the Collateral (subject to the terms of the Intercreditor Agreement and the Collateral Trust Agreement), in favor of the Collateral Trustee for the benefit of the Secured Parties.

(e) The Collateral Trustee shall deliver to the Trustee copies of all notices, directions and other documents delivered to the Collateral Trustee under the Collateral Documents.

(f) So long as any Notes are outstanding, the Company shall comply with Section 314(d) of the Trust Indenture Act.

Section 8.02 [Reserved].

Section 8.03 [Reserved].

Section 8.04Relative Rights.  Nothing in the Secured Debt Documents will:

(1) impair, as between the Company and the Holders, the obligation of the Company to pay principal, interest or premium, if any, on the Notes in accordance with their terms or any other obligation of the Company or any Guarantor under this Indenture, the Notes or the Collateral Documents;

(2) affect the relative rights of the Holders as against any other creditors of the Company or any Guarantor (other than as expressly specified in the Intercreditor Agreement or the Collateral Trust Agreement);

(3) restrict the right of any Holder to sue for payments that are then due and owing (but not the right to enforce any judgment in respect thereof against any Collateral to the extent specifically prohibited by the provisions of the Intercreditor Agreement or the Collateral Trust Agreement);

(4) restrict or prevent any Holder or any holder of other Secured Obligations, the Trustee, the Collateral Trustee or any other Person from exercising any of its rights or remedies upon a Default or Event of Default not specifically restricted or prohibited by the provisions of the Intercreditor Agreement or the Collateral Trust Agreement; or

(5) restrict or prevent any Holder or any holder of other Secured Obligations, the Trustee, the Collateral Trustee or any other Person from taking any lawful action in an Insolvency or Liquidation Proceeding not specifically restricted or prohibited by the provisions of the Intercreditor Agreement or the Collateral Trust Agreement.

Section 8.05 [Reserved].

Section 8.06 [Reserved].

Section 8.07[Reserved].

Section 8.08 Suits To Protect the Collateral.  Subject to the provisions of this Indenture, the Intercreditor Agreement and the Collateral Trust Agreement, the Trustee, on behalf of the Holders, may or may direct the Collateral Trustee to take all actions necessary or appropriate in order to:

(a) enforce any of the terms of the Collateral Documents; and

(b) collect and receive any and all amounts payable in respect of the Obligations hereunder.

Subject to the provisions of the Collateral Documents, the Trustee shall have power to institute and to maintain such suits and proceedings as it may determine to preserve or protect its interests and the interests of the Holders in the Collateral.  Nothing in this Section 8.08 shall be considered to impose any such duty or obligation to act on the part of the Trustee.

Section 8.09 Authorization of Receipt of Funds by the Trustee Under the Collateral Documents.  Subject to the provisions of the Intercreditor Agreement and the Collateral Trust Agreement, the Trustee is authorized to receive any funds for the benefit of the Holders distributed under the Collateral Documents, and to make further distributions of such funds to the Holders according to the provisions of this Indenture and the Collateral Trust Agreement.

Section 8.10 [Reserved].

Section 8.11[Reserved].

Section 8.12 Collateral Trustee.

(a) Subject to the terms of the Collateral Trust Agreement, Computershare Trust Company of Canada shall serve as the Collateral Trustee for the benefit of the Trustee and the Holders.  The Trustee and each of the Holders by acceptance of the Notes hereby designates and appoints the Collateral Trustee as its agent under this Indenture and the Collateral Documents and the Trustee and each of the Holders by acceptance of the Notes hereby irrevocably authorizes the Collateral Trustee to take such action on its behalf under the provisions of this Indenture and the Collateral Documents and to exercise such powers and perform such duties as are expressly delegated to the Collateral Trustee by the terms of this Indenture and the Collateral Documents, together with such powers as are reasonably incidental thereto.

(b) The Collateral Trustee agrees to act as such on the express conditions contained in this Section 8.12 and the Collateral Documents.  The provisions of this Section 8.12 are solely for the benefit of the Collateral Trustee and none of the Trustee, any of the Holders nor any of the Grantors shall have any rights as a third party beneficiary of any of the provisions contained herein.  Notwithstanding any provision to the contrary contained elsewhere in this Indenture and the Collateral Documents, the Collateral Trustee shall not have any duties or responsibilities, except those expressly set forth in this Indenture and in the Collateral Documents, nor shall the Collateral Trustee have or be deemed to have any fiduciary relationship with the Trustee, any Holder or any Grantor, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Indenture and the Collateral Documents or otherwise exist against the Collateral Trustee.  Without limiting the generality of the foregoing sentence, the use of the term “agent” in this Indenture with reference to the Collateral Trustee is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law.  Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties.  Except as expressly otherwise provided in this Indenture and the Collateral Documents, the Collateral Trustee shall have and may use its sole discretion with respect to exercising or refraining from exercising any discretionary rights or taking or refraining from taking any actions which the Collateral Trustee is expressly entitled to take or assert under this Indenture and the Collateral Documents, including the exercise of remedies pursuant to Article VII, and any action so taken or not taken shall be deemed consented to by the Holders.

(c) Computershare Trust Company of Canada and its respective Affiliates may make loans to, issue letters of credit for the account of, accept deposits from, acquire equity interests in and generally engage in any kind of banking, trust, financial advisory, underwriting, or other business with any Grantor and its Affiliates as though it was not the Collateral Trustee hereunder and without notice to or consent of the Trustee. The Trustee and the Holders acknowledge that, pursuant to such activities, Computershare Share Trust Company of Canada or its respective Affiliates may receive information regarding any Grantor or its Affiliates (including information that may be subject to confidentiality obligations in favor of any such Grantor or such Affiliate) and acknowledge that the Collateral Trustee shall not be under any obligation to provide such information to the Trustee or the Holders.

(d) The Collateral Trustee is authorized and directed to (i) enter into the Collateral Documents, (ii)  bind the Holders on the terms as set forth in the Collateral Documents and (iii) perform and observe its obligations under the Collateral Documents.

(e) If at any time or times the Trustee shall receive (i) by payment, foreclosure, set-off or otherwise, any proceeds of Collateral or any payments with respect to the Obligations arising under, or relating to, this Indenture, except for any such proceeds or payments received by the Trustee from the Collateral Trustee pursuant to the terms of this Indenture, or (ii) payments from the Collateral Trustee in excess of the amount required to be paid to the Trustee or the Holders pursuant to Article VII, the Trustee shall promptly turn the same over to the Collateral Trustee, in kind, and with such endorsements as may be required to negotiate the same to the Collateral Trustee.

(f) The Collateral Trustee is each Holder’s agent for the purpose of perfecting the Holders’ security interest in assets which, in accordance with Article 9 of the Uniform Commercial Code can be perfected only by possession and for the purpose of obtaining control of such assets pursuant to the Personal Property Security Act (British Columbia) and such other applicable law.  Should the Trustee obtain possession of any such Collateral, upon request from the Company, the Trustee shall notify the Collateral Trustee thereof, and, promptly deliver such Collateral to the Collateral Trustee.

(g) The Trustee shall not be obliged to, and shall not be obliged to instruct the Collateral Trustee to, unless specifically provided for in the Collateral Trust Agreement, take or cause to be taken any action to enforce its rights under this Indenture or the other Secured Debt Documents or against any Grantor, including the commencement of any legal or equitable proceedings to foreclose any Lien on, or otherwise enforce any security interest in, any of the Collateral.

ARTICLE IX

AMALGAMATIONS, MERGERS, CONSOLIDATIONS AND CERTAIN SALES AND PURCHASES OF ASSETS

Section 9.01 The Company May Consolidate, Etc. Only On Certain Terms.  (a)  The Company shall not consolidate with, amalgamate with, merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company (determined on a consolidated basis for the Company and its Restricted Subsidiaries) in one transaction or a series of related transactions to, any Person unless:

(1) (A)  the Company shall be the continuing Person or (B) the Person formed by such consolidation, amalgamation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition is made, shall be an entity organized and existing under the laws of the United States or any State thereof or the District of Columbia or the laws of Canada or any province or territory thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the obligations of the Company under this Indenture, the Notes, the Collateral Documents and other Secured Debt Documents, and the obligations thereunder shall remain in full force and effect;

(2) immediately before and immediately after giving effect to such transaction (including, without limitation, giving effect to any Debt and Acquired Debt incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred and be continuing; and

(3) the Collateral transferred to the continuing Person (A) will continue to constitute Collateral under this Indenture and the Collateral Documents and (B) will be subject to the Lien in favor of the Collateral Trustee for the benefit of the Trustee and the Holders of the Notes.

(b) In connection with any consolidation, merger, amalgamation or transfer of assets contemplated by this Section 9.01(a), prior to the closing of any such transaction, the Company shall deliver, or cause to be delivered, to the Trustee, an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and the supplemental indenture in respect thereto, if any, comply with this Section 9.01 and that all conditions precedent provided for in this Indenture relating to such transaction or transactions have been complied with.

(c) For purposes of Section 9.01(a), the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

Section 9.02 Successor Corporation Substituted.  Upon any consolidation, amalgamation or merger, or any transfer of all or substantially all of the assets of the Company in accordance with Section 8.01(a) (in any such case, a “Merger”), the successor Person formed by such consolidation or amalgamation or into which the Company is merged or to which such transfer is made will succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture and the Notes with the same effect as if such successor Person had been named as the Company in this Indenture and the Notes, and thereafter the predecessor Person will have no continuing obligations under this Indenture, the Notes and the Collateral Documents (and, for greater certainty, such change shall not in any way constitute or be deemed to constitute a novation, discharge, rescission, extinguishment or substitution of the existing indebtedness and any indebtedness so effected shall continue to be the same obligation and not a new obligation).

Section 9.03 Non-Applicability

.  The restrictions of this Article IX shall not apply to (i) any transaction involving a merger of the Company with an Affiliate solely for the purpose of reincorporating the Company in another jurisdiction or (ii) any transaction involving the sale, assignment, transfer, lease, conveyance or other disposition of assets between or among the Company and any Guarantor or between or among a Guarantor and any other Guarantor.  In addition, notwithstanding the foregoing, any Guarantor may merge with or into, consolidate with or amalgamate with the Company or any other Guarantor.

ARTICLE X

HOLDERS’ LISTS

Section 10.01 Company to Furnish Trustee Names and Addresses of Holders.  If the Trustee is not the Registrar, the Company will furnish or cause to be furnished to the Trustee:

(a) at least five Business Days before each Interest Payment Date; and

(b) at such other times as the Trustee may request in writing, within 30 days after the receipt by the Company of any such request,

a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of the Holders (in the case of clause (a), to which such Interest Payment Date applies).

Section 10.02 Preservation of Information; Communications to Holders.  The Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of Holders contained in the most recent list furnished to the Trustee as provided in Section 10.01 and the names and addresses of Holders received by the Trustee in its capacity as Registrar.  As the Registrar, the Trustee will maintain the list in the form of the Register.  The Trustee may destroy any list furnished to it as provided in Section 10.01 upon receipt of a new list so furnished.

Section 10.03 Communications.  Holders may communicate pursuant to Section 312(b) of the Trust Indenture Act with other Holders with respect to their rights under this Indenture or the Notes.  The Company, the Trustee, the Registrar and anyone else shall have the protection of Section 312(c) of the Trust Indenture Act with respect to such communications.

ARTICLE XI

CONCERNING THE TRUSTEE

Section 11.01 Duties of Trustee.

(a) If an Event of Default actually known to a Responsible Officer of the Trustee has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the same circumstances in the conduct of such person’s own affairs.

(b) Except during the continuance of an Event of Default:

(1) The Trustee need perform only those duties that are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture or any other Secured Debt Document against the Trustee.

(2) In the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture but, in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform on their face to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations, the accuracy of the signatures or other facts stated therein).

(c) The Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(1) This paragraph does not limit the effect of paragraph (b) of this Section 11.01.

(2) The Trustee shall not be liable for any error of judgment made in good faith, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts.

(3) The Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to the terms of Sections 7.12 and 7.13, or exercising any trust or power conferred upon the Trustee under this Indenture or any other Secured Debt Document.

(4) No provision of this Indenture or any other Secured Debt Document shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its rights, powers or duties if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity satisfactory to it against such risk or liability is not reasonably assured to it.

(d) Whether or not therein expressly so provided, paragraphs (a), (b) and (c) of this Section 11.01 shall govern every provision of this Indenture or any other Secured Debt Document that in any way relates to the Trustee.

(e) The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company or any Guarantor.  Money held in trust by the Trustee need not be segregated from other funds except to the extent required by applicable law.

(f) The Trustee is authorized and directed to enter into and perform its obligations under the Collateral Trust Agreement.

Section 11.02 Rights of Trustee.

Subject to Section 11.01:

(a) The Trustee may conclusively rely and shall be protected from acting upon any resolution, certificate, statement, instruction, opinion, report, notice, request, direction, consent, order, bond or other paper or document reasonably believed by it to be genuine and to have been signed or presented by the proper person or persons.  The Trustee need not investigate any fact or matter stated in any such document.

(b) Any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Request or Company Order and any resolution of the Board of Directors shall be sufficiently evidenced by a Board Resolution.

(c) Before the Trustee acts or refrains from acting, it may require an Officers’ Certificate or an Opinion of Counsel, or both, which shall conform in all material respects to the provisions of Section 15.01.  The Trustee shall be protected and shall not be liable for any action it takes or omits to take in good faith in reliance on such certificate or opinion.

(d) The Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any agent appointed by it with due care.

(e) The Trustee shall not be liable for any action it takes, suffers or omits to take in good faith which it reasonably believes to be authorized or within its rights or powers.

(f) The Trustee may consult with counsel of its selection, which may include counsel to the Company or the Guarantors, and the advice or opinion of such counsel as to matters of law shall be full and complete authorization and protection from liability in respect of any action taken, omitted or suffered by it hereunder in good faith and in accordance with the advice or opinion of such counsel.

(g) Whenever in the administration of this Indenture or the other Secured Debt Documents, the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder or thereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officers’ Certificate.

(h) The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, coupon or other paper or document.

(i) The Trustee shall not be deemed to have notice of any Default or Event of Default unless a Responsible Officer of the Trustee has actual knowledge thereof or unless the Trustee shall have received written notice thereof at the Corporate Trust Office of the Trustee, and such notice references the applicable Notes and this Indenture.  As used herein, the term “actual knowledge” means the actual fact or statement of knowing, without any duty to make any investigation with regard thereto.

(j) The Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder or under any other Secured Debt Document.

(k) The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture or under any other Secured Debt Document at the request, order or direction of any of the Holders, pursuant to the provisions of this Indenture or any other Secured Debt Document, unless such Holders shall have offered to the Trustee security or indemnity satisfactory to the Trustee against any loss, liability, cost or expense which may be incurred therein or thereby.

(l) The Trustee shall not be responsible for any information contained in any notice provided to the Trustee by the Company for distribution to the Holders.

(m) It is understood that the relevant rights, powers, benefits, immunities and indemnities of or in favor of the Trustee under this Indenture shall apply and be available to the Trustee in respect of the various capacities in which it acts under this Indenture.

(n) In no event shall the Trustee be liable for any indirect, special, punitive or consequential damages (including but not limited to lost profits) whatsoever, even if it has been informed of the likelihood thereof and regardless of the form of action.

Section 11.03 Individual Rights of Trustee.

Subject to the Trust Indenture Act, the Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may make loans to, accept deposits from, perform services for or otherwise deal with the either of the Company or any Guarantor, or any Affiliates thereof, with the same rights it would have if it were not Trustee.  Any Agent may do the same with like rights.  The Trustee, however, shall be subject to Sections 11.09 and 11.11.

Section 11.04 Trustee’s Disclaimer.

(a) The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture, the Notes, any Guarantee, or any other Secured Debt Document or any Liens purported to be created thereby, it shall not be accountable for any money paid to the Company or any Guarantor pursuant to the terms of this Indenture and it shall not be responsible for any statement in the Notes, any Guarantee, this Indenture or any other Secured Debt Document other than the Trustee’s certificate of authentication.

(b) Notwithstanding anything to the contrary in this Indenture or any other Secured Debt Document, in no event shall the Trustee be responsible for, or have any duty or obligation with respect to, the recording, filing, registering, perfection, protection or maintenance of the security interests or Liens intended to be created by this Indenture or the other Secured Debt Documents (including without limitation the filing or continuation of any UCC financing or continuation statements or similar documents or instruments), nor shall the Trustee be responsible for, and the Trustee makes no representation regarding, the validity, effectiveness or priority of this Indenture or any of the other Secured Debt Documents or the security interests or Liens intended to be created thereby.

Section 11.05 Notice of Defaults.

If a Default in respect of a series of Notes occurs and is continuing and if a Responsible Officer of the Trustee has actual knowledge of such Default, the Trustee shall mail to each Holder of Notes of such series, as their names and addresses appear in the Register, notice of the Default within 90 days after the Responsible Officer of the Trustee obtains such actual knowledge unless such Default shall have been cured or waived.  Except in the case of a Default in payment of the principal of, or premium, if any, or interest on any Note, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interest of the Holders of the affected series.

Section 11.06 Compensation and Indemnity.

(a) The Company and the Guarantors, if any, shall jointly and severally pay to the Trustee and each Agent from time to time such compensation as shall be agreed in writing between the Company and the Trustee or such Agent, as the case may be, for its services hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust).  The Company and the Guarantors, if any, shall jointly and severally reimburse the Trustee and each Agent upon request for all reasonable disbursements, expenses and advances incurred or made by it in connection with its duties under this Indenture or any other Secured Debt Document, including the reasonable compensation, disbursements and expenses of the Trustee’s agents and counsel.

(b) The Company and the Guarantors, if any, shall jointly and severally indemnify each of the Trustee and any predecessor Trustee and each Agent for, and hold each of them harmless against, any and all losses, damages, claims, liabilities or expenses, including without limitation taxes (other than taxes based on the income of the Trustee or such Agent) and reasonable attorneys’ fees and expenses incurred by it in connection with the acceptance or performance of its duties under this Indenture and the other Secured Debt Documents to which it is a party including the reasonable costs and expenses of defending itself against any claim (whether asserted by the Company, a Guarantor, a Holder or any other Person) or liability in connection with the exercise or performance of any of its powers or duties hereunder or thereunder (including, without limitation, settlement costs).  The Company and the Guarantors, if any, need not pay for any settlement made without their consent.  The Trustee or Agent, as the case may be, shall notify the Company and the Guarantors, if any, in writing promptly of any claim asserted against the Trustee or such Agent for which it may seek indemnity.

Notwithstanding the foregoing, the Company and the Guarantors, if any, need not reimburse the Trustee or any Agent for any expense or indemnify them against any loss or liability incurred by the Trustee or such Agent, as the case may be, resulting from the negligence, willful misconduct or bad faith of the Trustee or any such Agent, as determined by a court of competent jurisdiction in a final non-appealable decision.  To secure the payment Obligations of the Company and the Guarantors, if any, in this Section 11.06, the Trustee shall have a Lien prior to the Notes on all money or property held or collected by the Trustee except such money or property held in trust to pay principal of and interest on particular Notes.  The Obligations of the Company and the Guarantors, if any, under this Section 11.06 to compensate and indemnify the Trustee and each predecessor Trustee and to pay or reimburse the Trustee and each predecessor Trustee for expenses, disbursements and advances shall be joint and several liabilities of the Company and the Guarantors and shall survive the resignation or removal of the Trustee and the satisfaction, discharge or other termination of this Indenture, including any termination or rejection hereof under any Bankruptcy Law.

When the Trustee incurs expenses (including reasonable fees and expenses of its agents and counsel) or renders services after an Event of Default specified in clause (vi) of Section 7.01 occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any Bankruptcy Law.

Section 11.07 Replacement of Trustee.

(a) The Trustee, or any successor to it hereafter appointed, may at any time resign and be discharged of the trusts hereby created with respect to any one or more or all series of Notes by so notifying the Company in writing.  Any Trustee hereunder may be removed with respect to any series of Notes at any time by the filing with such Trustee and the delivery to the Company of an instrument or instruments in writing signed by the Holders of a majority in principal amount of the Notes of such series then Outstanding, specifying such removal and the date when it shall become effective.  The Company may remove the Trustee at its election if:

(i) the Trustee fails to comply with Section 11.09;

(ii) the Trustee is adjudged a bankrupt or an insolvent;

(iii) a receiver or other public officer takes charge of the Trustee or its property; or

(iv) the Trustee otherwise becomes incapable of performing its duties hereunder.

(b) If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee with respect to a series of Notes for any reason, the Company shall notify the Holders of such Notes of such event and shall promptly appoint a successor Trustee for such series.  Within one year after such successor Trustee takes office, the Holders of a majority in aggregate principal amount of the Notes of each series then outstanding subject to such successor Trustee (as one class) may appoint a successor Trustee to replace such successor Trustee appointed by the Company.

(c) If a successor Trustee does not take office within 30 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Company or the Holders of a majority in principal amount of the outstanding Notes of each series affected (as one class) may petition, at the expense of the Company, any court of competent jurisdiction for the appointment of a successor Trustee.

(d) If the Trustee fails to comply with Section 11.09, any affected Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(e) A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company.  Immediately following such delivery, the retiring Trustee shall, subject to its rights under Section 11.06, transfer all rights, powers and property held by it as Trustee to the successor Trustee, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture and any other Secured Debt Document to which it is a party.  A successor Trustee shall mail notice of its succession to each affected Holder.  Notwithstanding replacement of the Trustee pursuant to this Section 11.07, the Company’s and any Guarantor’s obligations under Section 11.06 shall continue for the benefit of the retiring Trustee.  No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

Section 11.08 Successor Trustee by Consolidation, Merger, Etc.

If the Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust assets to, another corporation, subject to Section 11.09, the successor corporation without any further act shall be the successor Trustee; provided, that such entity shall be otherwise qualified and eligible under this Article XI.  In case any Notes shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Notes so authenticated with the same effect as if such successor Trustee had itself authenticated such Notes.

Section 11.09 Corporate Trustee Required; Eligibility.

This Indenture shall always have a Trustee that satisfies the requirements of the Trust Indenture Act.  The Trustee shall have a combined capital and surplus of at least US$100,000,000 as set forth in the most recent applicable published annual report of condition.  If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

Section 11.10 Paying Agents.

(a) The Company shall maintain one or more Paying Agents.  The term “Paying Agent” includes any additional Paying Agent.  The Company shall cause each Paying Agent other than the Trustee to execute and deliver to it and the Trustee an instrument in which such agent shall agree with the Trustee, subject to the provisions of this Section 11.10:

(i) that it will hold all sums held by it as agent for the payment of principal of, or premium, if any, or interest on, the Notes of any series (whether such sums have been paid to it by the Company, any Guarantor or by any other obligor on such Notes) in trust for the benefit of Holders of such Notes or the Trustee;

(ii) that it will at any time during the continuance of any Event of Default in respect of a series of Notes, upon written request from the Trustee, deliver to the Trustee all sums so held in trust by it in respect of such series of Notes together with a full accounting thereof; and

(iii) that it will give the Trustee written notice within three Business Days of any failure of the Company, any Guarantor or by any obligor on the Notes of any series in the payment of any installment of the principal of, premium, if any, or interest on, the Notes of such series when the same shall be due and payable.

(b) Each Paying Agent shall hold in trust for the benefit of the Holders and the Trustee all money held by the Paying Agent for the payment of principal of, premium (if any) or interest on the Notes (whether such money has been paid to it by the Company or any other obligor on the Notes or any Guarantor), and the Company and the Paying Agent shall notify the Trustee in writing of any default by the Company (or any other obligor on the Notes or any Guarantor) in making any such payment.  Money held in trust by the Paying Agent need not be segregated except as required by law and in no event shall the Paying Agent be liable for any interest on any money received by it hereunder.  The Company at any time may require the Paying Agent to pay all money held by it to the Trustee and account for any funds disbursed and the Trustee may at any time during the continuance of any Event of Default specified in clause (i) or (ii) of Section 7.01, upon written request to the Paying Agent, require such Paying Agent to pay forthwith all money so held by it to the Trustee and to account for any funds disbursed.  Upon making such payment, the Paying Agent shall have no further liability for the money delivered to the Trustee.

Section 11.11 Disqualification: Conflicting Interests.  If the Trustee has or shall acquire a conflicting interest within the meaning of the Trust Indenture Act, the Trustee shall either eliminate such interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and this Indenture.

Section 11.12 Appointment of Authenticating Agent.  (a)  The Trustee may appoint an Authenticating Agent or Agents which shall be authorized to act on behalf of the Trustee to authenticate Notes issued upon original issue and upon exchange, registration of transfer, partial conversion or partial redemption or pursuant to Section 3.07, and Notes so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder.  Wherever reference is made in this Indenture to the authentication and delivery of Notes by the Trustee or the Trustee’s certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent.  Each Authenticating Agent shall be acceptable to the Company and shall at all times be a corporation organized and doing business under the laws of any of the states of the United States or the District of Columbia authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of not less than US$50,000,000 and subject to supervision or examination by Federal or State authority.  If such Authenticating Agent publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Authenticating Agent shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published.  If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions to this Section, such Authenticating Agent shall resign immediately in the manner and with the effect specified in this Section.

(b) Any corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any corporation succeeding to all or substantially all the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent, provided such corporation shall otherwise be eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

(c) An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and to the Company.  The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and to the Company.  Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Company and shall mail written notice of such appointment by first-class mail, postage prepaid, to all Holders as their names and addresses appear in the Register.  Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent.  No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.

(d) The Company agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section.

Section 11.13 Reports by Trustee

.  Within 60 days after May 15 of each year, the Trustee shall transmit to all Holders, as their names and addresses appear in the Register, a report dated as of such May 15, in accordance with, and to the extent required under, Section 313 of the Trust Indenture Act.

ARTICLE XII

SATISFACTION AND DISCHARGE

Section 12.01 Applicability of Article.  If, pursuant to Section 3.01, provision is made for the defeasance of Notes of a series and if the Notes of such series are denominated and payable only in U.S. Dollars (except as provided pursuant to Section 3.01), then the provisions of this Article shall be applicable except as otherwise specified pursuant to Section 3.01 for Notes of such series.  Defeasance provisions, if any, for Notes denominated in a Foreign Currency may be specified pursuant to Section 3.01.

Section 12.02 Satisfaction and Discharge of Indenture.

(a) This Indenture shall cease to be of further effect with respect to a series of Notes (except as to any surviving rights of registration of transfer or exchange of Notes of such series herein expressly provided for), and the Trustee, upon a Company Order and at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture with respect to such series of Notes (including, but not limited to, Article XIII), when:

(1) either,

(A) all Notes of such series theretofore authenticated and delivered (other than Notes of such series which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 3.07 and Notes of such series for whose payment money has theretofore been irrevocably deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

(B) all such Notes of such series not theretofore delivered to the Trustee for cancellation,

(i)           have become due and payable by reason of the making of a notice of redemption or otherwise,

(ii)           will become due and payable within one year, or

(iii)           are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company, in the case of subclause (i), (ii) or (iii) of this Section 12.01(a)(1)(B), has deposited or caused to be deposited with the Trustee as trust funds in trust cash in U.S. Dollars, U.S. Government Securities or a combination thereof, in an amount sufficient to pay and discharge the entire indebtedness on such Notes of such series not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes of such series to the Maturity Date or Redemption Date, as the case may be, together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at the Maturity Date or Redemption Date, as the case may be;

(2) the Company has paid or caused to be paid all other sums payable hereunder by the Company in respect of such series of Notes; and

(3) the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture in respect of such series of Notes have been complied with.

(b) Notwithstanding the first paragraph of this Section 12.02, the Company’s obligations under Sections 3.06, 3.07, 3.08, 6.07, 10.01, 11.06, 12.05 and 12.06 and if money shall have been deposited with the Trustee pursuant to subclause (B) of clause (a)(1) of this Section 12.02, the obligations of the Trustee under Section 12.03 shall survive until the Notes of such series are no longer Outstanding.  After the Notes of such series are no longer Outstanding, the Company’s obligations under Sections 11.06, 13.05 and 13.06 shall survive.

(c) In connection with any satisfaction and discharge of the Notes of any series, any Collateral or other security which then secures such Notes will be automatically released in respect of such Notes.

(d) Notwithstanding any other provision in this Indenture, any Canadian judicial or governmental proceeding which results in the extinguishment of the Company’s Obligations under the Notes of any series will constitute a satisfaction and discharge of the Notes of such series for purposes of this Indenture, which satisfaction and discharge will also constitute the satisfaction and discharge of the Obligations of the Guarantors in respect of such Notes.

(e) Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company and the Guarantors under Section 11.06 shall survive.

Section 12.03 Application of Trust Money

.  All money deposited with the Trustee pursuant to Section 12.02 shall be held in trust and applied by it, in accordance with the provisions of the applicable Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal amount of, premium, if any, and interest payable on the Notes for whose payment such money has been deposited with the Trustee.

Section 12.04 Moneys Held by Paying Agent

.

In connection with the satisfaction and discharge of this Indenture with respect to a series of Notes, all moneys then held by any Paying Agent under the provisions of this Indenture in respect of such series of Notes shall, upon written demand of the Company, be paid to the Trustee, or if sufficient moneys have been deposited pursuant to Section 12.05, to the Company upon a Company Request (or, if such moneys had been deposited by any Guarantors, to such Guarantors), and thereupon such Paying Agent shall be released from all further liability with respect to such moneys.

Section 12.05 Moneys Held by Trustee.

Any moneys deposited with the Trustee or any Paying Agent or then held by the Company or any Guarantor in trust for the payment of the principal of, or premium, if any, or interest on any Note that are not applied but remain unclaimed by the Holder of such Note for two years after the date upon which the principal of, or premium, if any, or interest on such Note shall have respectively become due and payable, shall be repaid to the Company (or, if appropriate, any Guarantor) upon a Company Request, or if such moneys are then held by the Company or any Guarantor in trust, such moneys shall be released from such trust; and the Holder of such Note entitled to receive such payment shall thereafter, as an unsecured general creditor, look only to the Company and any Guarantors for the payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money shall thereupon cease; provided, that the Trustee or any such Paying Agent, before being required to make any such repayment, may, at the expense of the Company and any Guarantors, either mail to each Holder affected, at the address shown in the Register of the Notes maintained by the Registrar pursuant to Section 10.02, or cause to be published once a week for two successive weeks, in a newspaper published in the English language, customarily published each Business Day and of general circulation in the City of New York, New York, a notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such mailing or publication, any unclaimed balance of such moneys then remaining will be repaid to the Company.  After payment to the Company or any Guarantor or the release of any money held in trust by the Company or any Guarantor, as the case may be, Holders entitled to the money must look only to the Company and any Guarantors for payment as general creditors unless applicable abandoned property law designates another Person.

Section 12.06 Deposits of Non-U.S. Currencies

.  Notwithstanding the foregoing provisions of this Article, if the Notes of any series are payable in a Foreign Currency, such Foreign Currency or the nature of the government obligations to be deposited with the Trustee under the foregoing provisions of this Article shall be established in the supplemental indenture under which the Notes of such series are issued.

ARTICLE XIII

DEFEASANCE AND COVENANT DEFEASANCE

Section 13.01 Company’s Option to Effect Defeasance or Covenant Defeasance.  The Company may at its option by Board Resolution, at any time, elect to have either Section 13.02 or Section 13.03 applied to the Notes of any series then outstanding upon compliance with the conditions set forth below in this Article XIII.

Section 13.02 Defeasance and Discharge.  Upon the Company’s exercise of the option provided in Section 13.01 applicable to this Section, the Company shall be deemed to have been discharged from its Obligations with respect to the Notes of any series on the date the conditions set forth below are satisfied (hereinafter, “defeasance”).  For this purpose, such defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the Notes of such series and to have satisfied all its other Obligations under such Notes of such series and this Indenture insofar as such Notes are concerned (and the Trustee, at the request and expense of the Company, shall execute instruments acknowledging the same), except for the following which shall survive until otherwise terminated or discharged hereunder: (i) the rights of Holders of such Notes to receive, solely from the trust fund described in Section 13.05 and as more fully set forth in such Section, payments in respect of the principal amount of, premium, if any and interest on such Notes when such payments are due, (ii) the Company’s obligations with respect to such Notes under Sections 3.05, 3.06, 3.07, 6.03, 6.07, 6.09, 6.10 and 7.15, (iii) the rights, powers, trusts, duties and immunities of the Trustee hereunder (including, claims of, or payments to the Trustee under Section 11.06) and (iv) this Article XIII.  Subject to compliance with this Article XIII, the Company may exercise its option under this Section 13.02 notwithstanding the prior exercise of its option under Section 13.03.

Section 13.03 Covenant Defeasance.  Upon the Company’s exercise of the option provided in Section 13.01 applicable to this Section, (a) the Company shall be released from its obligations with respect to the Notes of any series under Section 6.02, Section 6.05, Section 6.11, Section 6.12, Section 6.13 and Section 6.14 (and, if so specified pursuant to Section 3.01, any other restrictive covenants added for the benefit of such series pursuant to Section 3.01) and (b) the occurrence of an event specified in Sections 7.01(iii) (with respect to any restrictive covenant specified in clause (a) of this Section), 7.01(iv), 7.01(v), 7.01(vii), 7.01(viii) and 7.01(ix) shall not be deemed to be an Event of Default (hereinafter, “covenant defeasance”).  For this purpose, such covenant defeasance means that in respect of such series of Notes the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such Section, clause or Article, whether directly or indirectly by reason of any reference elsewhere herein to any such Section, clause or Article or by reason of any reference in any such Section, clause or Article to any other provision herein or in any other document, but the remainder of this Indenture and such Notes shall be unaffected thereby.

Section 13.04 Conditions To Defeasance Or Covenant Defeasance
.

(a) The following shall be the conditions to application of either Section 13.02 or Section 13.03 to the then outstanding Notes of any series:

(1) The Company shall irrevocably have deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Notes, (A) cash in U.S. dollars in an amount, or (B) non-callable U.S. Government Securities which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment, money in an amount, or (C) a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally-recognized firm of independent public accountants or other nationally recognized appraisal firm or investment bank, expressed in a written certification thereof delivered to the Trustee, to pay and discharge the principal of, premium, if any, and accrued and unpaid interest on the Notes of such series when due, or earlier on dates for payment and redemption of such principal, premium, if any, and interest selected in accordance with the terms of this Indenture and the Notes of such series; provided, that the Trustee shall have been irrevocably instructed in writing to apply such money or the proceeds of such U.S. Government Securities to the payment of such principal, premium, if any, and interest with respect to the Notes of such series;

(2) In the case of an election under Section 13.02, the Company shall have delivered to the Trustee an Opinion of Counsel stating that:

(A) the Company has received from, or there has been published by, the Internal Revenue Service or Canada Revenue Agency a ruling, or

(B) since the date of this Indenture there shall have been a change in the applicable U.S. or Canadian federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of the Notes of such series or Persons in their positions will not recognize income gain or loss for U.S. or Canadian federal income tax purposes as a result of such defeasance and will be subject to U.S. or Canadian federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred;

(3) In the case of an election under Section 13.03, the Company shall have delivered to the Trustee an Opinion of Counsel stating that the Holders of the Notes of such series will not recognize income, gain or loss for U.S. or Canadian federal income tax purposes as a result of covenant defeasance and will be subject to U.S. or Canadian federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

(4) No Default or Event of Default in respect of such series of Notes shall have occurred and be continuing on the date of such deposit (other than that resulting from borrowing funds to be applied to make such deposit and the granting of Liens in connection therewith);

(5) Such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6) The Company shall have delivered to the Trustee an Officers’ Certificate stating that the deposit under clause (a)(1) of this Section 13.04 was not made by the Company with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others; and

(7) The Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to either the defeasance under Section 13.02 or the covenant defeasance under Section 13.03 (as the case may be) have been complied with.

Section 13.05 Deposited Money and U.S. Government Securities to be Held in Trust: Other Miscellaneous Provisions.

(a) Subject to the provisions of Section 13.04, all money and non-callable U.S. Government Securities (including the proceeds thereof) deposited with the Trustee pursuant to Section 13.04 in respect of the Notes of any series shall be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Holders of such Notes, of all sums due and to become due thereon in respect of principal (and premium, if any) and interest, but such money need not be segregated from other funds except to the extent required by law.

(b) The Company and any Guarantors shall (on a joint and several basis) pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash or non-callable U.S. Government Securities deposited pursuant to Section 13.04 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of Notes.

(c) Anything in this Article XIII to the contrary notwithstanding, the Trustee shall deliver or pay to the Company from time to time upon Company Request any money or U.S. Government Securities held by it as provided in Section 13.04 which, in the opinion of a nationally recognized firm of independent public accountants or other naturally recognized appraisal firm or investment bank expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect an equivalent defeasance or covenant defeasance.

Section 13.06 Reinstatement.  If the Trustee or the Paying Agent is unable to apply any money or U.S. Government Securities in accordance with Section 13.02 or 13.03 by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company’s and each Guarantor’s Obligations under this Indenture, the Notes of the applicable series and the Guarantees, as the case may be, shall be revived and reinstated as though no deposit had occurred pursuant to this Article XIII until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 13.02 or 13.03; provided, that if the Company or any Guarantors have made any payment of principal of, premium, if any, or accrued interest on any Notes of such series because of the reinstatement of their Obligations, the Company or such Guarantor, as the case may be, shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or U.S. Government Securities, as the case may be, held by the Trustee or Paying Agent.

Section 13.07 Deposits of Non-U.S. Currencies.  Notwithstanding the foregoing provisions of this Article, if the Notes of any series are payable in a Foreign Currency, such Foreign Currency or the nature of the government obligations to be deposited with the Trustee under the foregoing provisions of this Article shall be established in the supplemental indenture under which the Notes of such series are issued.

ARTICLE XIV

SUPPLEMENTAL INDENTURES

Section 14.01 Without Consent of Holders.  Except as otherwise provided pursuant to Section 3.01 with respect to a series of Notes, the Company and any Guarantors, subject to Section 14.05, may amend, waive or supplement this Indenture, the Notes, the Collateral Documents or any other Secured Debt Documents without notice to or consent of any Holder:

(i) in accordance with Section 9.01;

(ii) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(iii) to cure any ambiguity, defect or inconsistency;

(iv) to add a Guarantor, to surrender any right or power conferred on the Company or a Guarantor, or make any change that would provide any additional rights or benefits to the Holders, in each case with respect to all or any series of Notes;

(v) to add Collateral or designate Collateral as Notes Priority Lien Collateral, in each case for the benefit of the Holders;

(vi) to make any other change in any series of Notes that does not adversely affect the rights of any Holders of such series of Notes in any material respect;

(vii) to comply with any requirements of the Commission or make other changes requested by the Commission or necessary to comply with Commission rules and regulations;

(viii) to provide for the release or addition of Collateral or Guarantees in accordance with the terms of this Indenture and the Collateral Documents;

(ix) to appoint a successor trustee for all or any series of Notes, provided, that, the successor trustee be qualified and eligible to act as such under Article XI;

(x) to change or eliminate any of the provisions of this Indenture; provided that any such change or elimination shall become effective only when there are no Outstanding Notes of any series created prior to the execution of such supplemental indenture that are affected by such provision or as to which such supplemental indenture would apply; or

(xi) to establish the form and terms of, and authorize the issuance of, Notes of any series as permitted in Section 3.01, or to authorize the issuance of additional Notes of a series previously authorized.

The Trustee and the Collateral Trustee are hereby authorized to join with the Company and any Guarantors in the execution of any supplemental indenture or supplemental agreement authorized or permitted by the terms of this Indenture, but the Trustee and the Collateral Trustee shall not be obligated to enter into any such supplemental indenture or supplemental agreement which adversely affects their own respective rights, duties, liabilities or immunities under this Indenture or other Secured Debt Documents.

After an amendment, supplement or waiver under this Section 14.01 (other than a supplemental indenture entered into on the date of this Indenture) becomes effective, the Company shall mail to the Holders of each affected series a notice briefly describing the amendment, supplement or waiver.

Section 14.02 With Consent of Holders

.  The Company and any Guarantors may, subject to Section 14.05, direct the Trustee and/or the Collateral Trustee to modify or supplement this Indenture, the Guarantees, the Collateral Documents, the Notes and/or other Secured Debt Documents with the written consent of the Holders of at least a majority in aggregate principal amount of the Outstanding Notes of each affected series.  Subject to Sections 7.12 and 7.13, the Holders of not less than a majority in aggregate principal amount of the Outstanding Notes of each affected series may waive compliance in a particular instance by the Company or any Guarantor with any provision of this Indenture, the Notes of such series or other Secured Debt Documents.  Notwithstanding anything to the contrary contained herein, without the consent of each Holder of each Outstanding Note of each series affected, any such amendment, modification, supplement or waiver, including a waiver pursuant to Section 7.13, may not:

(i) reduce the amount of Notes of any series whose Holders must consent to an amendment, supplement or waiver of this Indenture, the Guarantees, the Collateral Documents, the Notes of such series and/or the other Priority Lien Documents;

(ii) reduce the rate of, change the method of calculation of or change the time for payment of interest, including Defaulted Interest, on any Note;

(iii) reduce the principal of or premium on or change the stated maturity of any Note or change the date on which any Notes may be subject to redemption or repurchase or reduce the redemption or repurchase price therefor;

(iv) make any Note payable in money other than that stated in the Note;

(v) waive a default on the payment of the principal of, interest on, or redemption payment with respect to any Note (except a rescission of acceleration of the Notes of such series in accordance with the terms of this Indenture or a waiver of the payment default that resulted from such acceleration in accordance with the terms of this Indenture);

(vi) make any change in provisions of this Indenture protecting the right of each Holder to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in aggregate principal amount of Notes of an affected series to waive Defaults or Events of Default related thereto;

(vii) modify or change any provision of this Indenture, the Guarantees, the Collateral Documents, the Notes and/or other Secured Debt Documents or the related definitions affecting the ranking of the Notes or any Guarantee as senior indebtedness in a manner which adversely affects the Holders or affecting the priority of any Priority Lien Obligation; or

(viii) release any Guarantor from any of its Obligations under its Guarantee or this Indenture otherwise than in accordance with the terms of this Indenture.

Notwithstanding anything to the contrary contained in this Indenture, (i) any amendment, supplement, modification or waiver may release the Collateral Trustee's Lien from all or any portion of the Collateral securing a series of Notes if such release is provided for under the terms of the Collateral Trust Agreement and (ii) any amendment of the type contemplated in Section 7.1(b) of the Collateral Trust Agreement shall require the consent of the Holders of at least two thirds in aggregate principal amount of the Notes of any affected series then Outstanding.

After an amendment, supplement or waiver under this Section 14.02 becomes effective, the Company shall mail to the Holders of each affected series a notice briefly describing the amendment, supplement or waiver.

Upon the written request of the Company, accompanied by a Board Resolution authorizing the execution of any such supplemental indenture or supplemental agreement, and upon the receipt by the Trustee and the Collateral Trustee of evidence reasonably satisfactory to the Trustee and the Collateral Trustee of the consent of the Holders as aforesaid and upon receipt by the Trustee and the Collateral Trustee of the documents described in Section 14.05, the Trustee and the Collateral Trustee shall join with the Company and any Guarantors in the execution of such supplemental indenture or supplemental agreement unless such supplemental indenture or supplemental agreement affects the Trustee’s or the Collateral Trustee’s own rights, duties, liabilities or immunities under this Indenture and other Secured Debt Documents, in which case the Trustee or the Collateral Trustee, as the case may be, may, but shall not be obligated to, enter into such supplemental indenture or supplemental agreement.

It shall not be necessary for the consent of the Holders under this Section 14.02 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

Section 14.03 Revocation And Effect Of Consents.  Until an amendment, supplement, waiver or other action becomes effective, a consent to it by a Holder is a continuing consent conclusive and binding upon such Holder and every subsequent Holder of the same Note or portion thereof, and of any Note issued upon the transfer thereof or in exchange therefor or in place thereof, even if notation of the consent is not made on any such Note.  Any such Holder or subsequent Holder, however, may revoke the consent as to its Note or portion of a Note, if the Trustee receives the written notice of revocation before the date the amendment, supplement, waiver or other action becomes effective.

The Company may, but shall not be obligated to, fix a record date for the purpose of determining the Holders entitled to consent to any amendment, supplement, or waiver.  If a record date is fixed, then, notwithstanding the preceding paragraph, those Persons who were Holders at such record date (or their duly designated proxies), and only such Persons, shall be entitled to consent to such amendment, supplement, or waiver or to revoke any consent previously given, whether or not such Persons continue to be Holders after such record date.  No such consent shall be valid or effective for more than 120 days after such record date unless the consent of the requisite number of Holders has been obtained.

An amendment, supplement, waiver or other action becomes effective in accordance with its terms and thereafter shall bind every affected Holder, unless it makes a change described in any of clauses (i) through (viii) of Section 14.02.  In that case, the amendment, supplement, waiver or other action shall bind each Holder who has consented to it and every subsequent Holder or portion of a Note that evidences the same debt as the consenting Holder’s Note.

Section 14.04 Notation On Or Exchange Of Notes

.  If an amendment, supplement, or waiver changes the terms of a Note, the Trustee (in accordance with the specific written direction of the Company) shall request the Holder of the Note (in accordance with the specific written direction of the Company) to deliver it to the Trustee.  In such case, the Trustee shall at the expense of the Company place an appropriate notation on the Note about the changed terms and return it to the Holder.  Alternatively, if the Company so determines, the Company in exchange for the Note shall issue, any Guarantors shall endorse and the Trustee shall authenticate, a new Note that reflects the changed terms.  Failure to make the appropriate notation or issue a new Note shall not affect the validity and effect of such amendment, supplement or waiver.

Section 14.05 Trustee and Collateral Trustee To Sign Amendments, Etc.

  The Trustee and the Collateral Trustee shall sign any amendment, supplement or waiver authorized pursuant to this Article XIV if the amendment, supplement or waiver does not adversely affect the rights, duties, liabilities or immunities of the Trustee or the Collateral Trustee, as applicable.  If it does, the Trustee and the Collateral Trustee may, but need not, sign it.  In signing or refusing to sign such amendment, supplement or waiver the Trustee and the Collateral Trustee shall receive and (subject to Article XI) shall be fully protected in relying upon, an Officers' Certificate and an Opinion of Counsel, each prepared in accordance with Section 15.01 stating that all conditions precedent provided for in this Indenture have been complied with.

Section 14.06 Effect Of Supplemental Indentures

.  Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith and, except as herein otherwise expressly contemplated, the respective rights, limitations of rights, obligations, duties and immunities under this Indenture of the Trustee, the Collateral Trustee, the Company, the Guarantors and the Holders of all of the Notes or of the Notes of any series affected, as the case may be, shall thereafter be determined, exercised and enforced hereunder subject in all respects to such modifications and amendments, and all of the terms and conditions of any such supplemental indenture shall be deemed to be a part of the terms and conditions of this Indenture for any and all purposes.

Section 14.07 Reference In Notes To Supplemental Indentures

.  Notes authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture.  If the Company shall so determine, new Notes so modified as to conform, in the opinion of the Company, to any such supplemental indenture may be prepared and executed by the Company and authenticated and delivered by the Trustee in exchange for outstanding Notes.

ARTICLE XV

MISCELLANEOUS PROVISIONS

Section 15.01 Compliance Certificates and Opinions.

Upon any application or request by the Company or any Guarantor to the Trustee to take any action under any provision of this Indenture or any other Secured Debt Document (as applicable), the Company or such Guarantor shall furnish to the Trustee an Officers’ Certificate stating that all conditions precedent, if any, provided for in this Indenture and the other Secured Debt Documents (as applicable) relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with.

Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (other than pursuant to Section 6.03) shall include:

(a) a statement that each individual signing such certificate or opinion has read such covenant or condition;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c) a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with (which, in the case of an Opinion of Counsel, may be limited to reliance on an Officers’ Certificate as to matters of fact); and

(d) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

Section 15.02 Form of Documents Delivered to Trustee.

(a) In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

(b) Any certificate or opinion of an Officer of the Company or any Guarantor, may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such Officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous.  Any such certificate or opinion of counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an Officer or Officers of the Company or any Guarantor stating that the information with respect to such factual matters is in the possession of the Company, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

(c) Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

Section 15.03 Acts of Holders; Record Date.

(a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Company and the Guarantors.  Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments.  Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and (subject to Section 11.01) conclusive in favor of the Trustee and the Company and the Guarantors, if made in the manner provided in this Section.

(b) The fact and date of the execution by any Person of any such instrument or writing may be proved in any reasonable manner which the Trustee deems sufficient.

(c) The ownership of Notes (including the principal amount and serial numbers of Notes held by any Person, and the date of holding the same) shall be proved by the Register.

(d) Any request, demand, authorization, direction, notice, consent, waiver or other act of the Holder of any Note shall bind every future Holder of the same Note and the Holder of every Note issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Note.

(e) The Company may set any day as a record date for the purpose of determining the Holders of Notes of a series entitled to give, make or take any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be given, made or taken by Holders of such Notes, provided, that the Company may not set a record date for, and the provisions of this paragraph shall not apply with respect to, the giving or making of any notice, declaration, request or direction referred to in the next paragraph.  If not set by the Company prior to the first solicitation of an affected Holder made by any Person in respect of any such matter referred to in the foregoing sentence, the record date for any such matter shall be the 30th day (or, if later, the date of the most recent list of Holders required to be provided pursuant to Section 10.01) prior to such first solicitation.  If any record date is set pursuant to this paragraph, the Holders of Notes of each applicable series on such record date, and no other Holders, shall be entitled to take the relevant action, whether or not such Holders remain Holders after such record date; provided, that no such action shall be effective hereunder unless taken on or prior to the applicable expiration date by Holders of the requisite aggregate principal amount of Notes on such record date.  Nothing in this paragraph shall be construed to prevent the Company from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Holders of the requisite aggregate principal amount of Notes on the date such action is taken.  Promptly after any record date is set pursuant to this paragraph, the Company, at its own expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date (as defined below) to be given to the Trustee in writing and to each Holder of Notes of each applicable series in the manner set forth in Section 15.04.

(f) The Trustee may set any day as a record date for the purpose of determining the Holders of Notes of any applicable series entitled to join in the giving or making of (1) any Notice of Default, (2) any declaration of acceleration referred to in Section 7.02, (3) any request to institute proceedings referred to in Section 7.08(b) or (4) any direction referred to in Section 7.12.  If any record date is set pursuant to this paragraph, the Holders of Notes of each applicable series on such record date, and no other Holders, shall be entitled to join in such notice, declaration, request or direction, whether or not such Holders remain Holders after such record date; provided, that no such action shall be effective hereunder unless taken on or prior to the applicable expiration date by Holders of the requisite aggregate principal amount of Notes on such record date.  Nothing in this paragraph shall be construed to prevent the Trustee from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Holders of the requisite aggregate principal amount of Notes on the date such action is taken.  Promptly after any record date is set pursuant to this paragraph, the Trustee, at the Company’s expense, shall cause notice of such record date, the proposed action by Holders and the applicable expiration date to be given to the Company in writing and to each Holder of Notes of each applicable series in the manner set forth in Section 15.04.

(g) With respect to any record date set pursuant to this Section, the party hereto which sets such record date may designate any day as the “expiration date” and from time to time may change the expiration date to any earlier or later day; provided, that no such change shall be effective unless notice of the proposed new expiration date is given to the other parties hereto in writing, and to each Holder of Notes of each applicable series in the manner set forth in Section 15.05, on or prior to the existing expiration date.  If an expiration date is not designated with respect to any record date set pursuant to this Section, the party hereto which set such record date shall be deemed to have initially designated the 180th day after such record date as the expiration date with respect thereto, subject to its right to change the expiration date as provided in this paragraph.  Notwithstanding the foregoing, no expiration date shall be later than the 180th day after the applicable record date.

(h) Without limiting the foregoing, a Holder entitled hereunder to take any action hereunder with regard to any particular Note may do so with regard to all or any part of the principal amount of such Note or by one or more duly appointed agents each of which may do so pursuant to such appointment with regard to all or any part of such principal amount.

Section 15.04 Notices.

(a) Except for notice or communications to Holders, any notice or communication shall be given in writing and delivered in person, sent by facsimile, delivered by commercial courier service or mailed by first-class mail, postage prepaid, addressed as follows:

If to the Company or any Guarantor:

Catalyst Paper Corporation
2nd Floor
3600 Lysander Lane
Richmond, British Columbia V7B 1C3
Canada
Attention:  Corporate Secretary
Fax Number:  (604) 247-0549

with a copy to:

Blake, Cassels & Graydon LLP
595 Burrard Street
P.O. Box 49314
Suite 2600, Three Bentall Centre
Vancouver BC V7X 1L3 Canada
Attention:  Peter Kalbfleisch
Fax Number:  (604) 631-3309

and

Skadden, Arps, Slate, Meagher & Flom LLP
Suite 1750, 222 Bay Street
Toronto ON M5K 1J5
Attention:  Christopher W. Morgan
Fax Number:  (416) 777-4747

If to the Trustee:

Wilmington Trust, National Association
246 Goose Lane, Suite 105
Guilford, CT 06437
Attention:  Joseph O’Donnell
Fax Number:  (203) 453-1183

If to the Collateral Trustee:

Computershare Trust Company of Canada
3rd floor 510 Burrard
Vancouver, B.C.  V6C 3B9
Attention:  General Manager
Fax Number: (604) 661-9403

Section 15.05 Notice to Holders; Waiver.

        (a) Where this Indenture provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at its address as it appears in the Register, not later than the latest date (if any), and not earlier than the earliest date (if any), prescribed for the giving of such notice.  In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders.  Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice.  Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

(b) In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.

(c) Notwithstanding any other provision of this Indenture, any other Secured Debt Document or any Note, where any Secured Debt Document or Note provides for notice of any event (including any notice of redemption) to a Holder of a Global Note (whether by mail or otherwise), such notice shall be sufficiently given if given to the Depositary for such Note (or its designee), pursuant to the customary procedures of such Depositary.

Section 15.06 Effect of Headings and Table of Contents.  The Article and Section headings herein and the Table of Contents are for convenience only and are not to be considered a part of this Indenture, and shall not affect the construction hereof.

Section 15.07 Successors and Assigns.  All agreements in this Indenture of the Company and any Guarantors shall bind their respective successors and assigns.  All agreements of the Trustee, any additional trustee, and any Paying Agents in this Indenture shall bind their respective successors.

Section 15.08 Separability Clause.  In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 15.09 Benefits of Indenture.  Nothing in this Indenture or in the Notes of any series, express or implied, shall give to any Person, other than the parties hereto, any Paying Agent, any Registrar and their successors hereunder and the Holders of Notes, any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 15.10 No Personal Liability of Directors, Officers, Employees and Stockholders.  No recourse for the payment of the principal of or premium, if any, or interest on any of the Notes, or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company or any Guarantor in this Indenture or in any supplemental indenture, or in any of the Notes, or because of the creation of any Debt represented thereby, shall be had against any stockholder, officer, director or employee, as such, past, present or future, of the Company or any Guarantor or of any successor corporation or against the property or assets of any such stockholder, officer, employee or director, either directly or through the Company or any Guarantor, or of any successor corporation thereof, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that this Indenture and the Notes are solely obligations of the Company and the Guarantors, and that no such personal liability whatever shall attach to, or is or shall be incurred by, any stockholder, officer, employee or director of the Company or any Guarantor, or any successor corporation thereof, because of the creation of the indebtedness hereby authorized, or under or by reason of the obligations, covenants or agreements contained in this Indenture or the Notes or implied therefrom, and that any and all such personal liability of, and any and all claims against every stockholder, officer, employee and director of the Company, are hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issuance of the Notes.  It is understood that this limitation on recourse is made expressly for the benefit of any such stockholder, employee, officer or director and may be enforced by any of them.

Section 15.11 Governing Law; Waiver of Jury Trial.  THIS INDENTURE AND THE NOTES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.  EACH OF THE COMPANY, THE GUARANTORS, THE TRUSTEE AND THE COLLATERAL TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OF ANY SERIES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 15.12 Legal Holidays.

A “Legal Holiday” is a Saturday, a Sunday, or a day on which banking institutions are not required to be open, or are authorized or obligated by law or executive order to close, in New York City, New York or Vancouver, Province of British Columbia.  If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue on such deferred payment for the intervening period.

Section 15.13 Consent to Service; Jurisdiction.

By the execution and delivery of this Indenture, the Company and each Guarantor submits to the jurisdiction of any United States Federal or State court in the State of New York, Borough of Manhattan, and the Company and each Guarantor (other than a U.S. Guarantor) (i) acknowledges that it has, by separate written instrument, designated and appointed CT Corporation System as its authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Notes of any series or this Indenture that may be instituted in any United States Federal or State court in the State of New York, Borough of Manhattan, or brought under United States Federal or State securities laws or brought by the Trustee (whether in its individual capacity or in its capacity as Trustee hereunder), and acknowledges that CT Corporation System has accepted such designation, and (ii) agrees that service of process upon CT Corporation System and written notice of said service to it (as set out in this Section 15.04), shall be deemed in every respect effective service of process upon it in any such suit, action or proceeding.  The Company and each Guarantor (other than a U.S. Guarantor) further agree to take any and all action, including the execution and filing of any and all such documents and instruments as may be necessary to continue such designation and appointment of CT Corporation System, in full force and effect so long as this Indenture shall be in full force and effect; provided, that the Company may and shall (to the extent CT Corporation System ceases to be able to be served on the basis contemplated herein), by written notice to the Trustee, designate such additional or alternative agent for service of process under this Section 15.13 that (i) maintains an office located in the Borough of Manhattan, The City of New York in the State of New York, (ii) is either (x) counsel for the Company or (y) a corporate service company which acts as agent for service of process for other Persons in the ordinary course of its business and (iii) agrees to act as agent for service of process in accordance with this Section 15.13.  Such notice shall identify the name of such agent for process and the address of such agent for process in the Borough of Manhattan, The City of New York, State of New York.  Upon the request of any Holder, the Trustee shall deliver such information to such Holder.  Notwithstanding the foregoing, there shall, at all times, be at least one agent for service of process for the Company and any non-U.S. Guarantor, if any, appointed and acting in accordance with this Section 15.13.

To the extent that the Company or any Guarantor has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, the Company and such Guarantor hereby irrevocably waives such immunity in respect of its obligations under this Indenture and the Notes, to the extent permitted by law.

Section 15.14 Judgment Currency.

(a) The Company and each of the Guarantors, jointly and severally, agree to indemnify the Trustee and each Holder against any loss incurred by such party as a result of any judgment or order being given or made for any amount due under this Indenture and such judgment or order being expressed and paid in a currency (the “Judgment Currency”) other than U.S. Dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. Dollar amount is converted into the Judgment Currency for the purpose of such judgment or order and (ii) the spot rate of exchange in The City of New York at which such party on the date of payment of such judgment or order is able to purchase U.S. Dollars with the amount of the Judgment Currency actually received by such party.  The foregoing indemnity shall continue in full force and effect notwithstanding any such judgment or order as aforesaid.  The term “spot rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, U.S. Dollars.

(b) The Trustee shall have no duty or liability with respect to monitoring or enforcing this Section 15.14 and shall have no liability to the Holders due to fluctuations in currency rates.

Section 15.15 Currency Equivalent.  Except as provided in Section 15.14, for purposes of the construction of the terms of this Indenture or of the Notes of any series, in the event that any amount, including any amounts owed by the Company to the Trustee, is stated herein in the currency of one nation (the “First Currency”), as of any date such amount shall also be deemed to represent the amount in the currency of any other relevant nation which is required to purchase such amount in the First Currency at the rate of exchange quoted by The Royal Bank of Canada at its central foreign exchange desk in its main branch in Vancouver, British Columbia at 12:00 noon (Vancouver time) on the date of determination.

Section 15.16 No Adverse Interpretation of Other Agreements.  This Indenture may not be used to interpret another indenture, loan, security or debt agreement of the Company or any Subsidiary thereof.  No such indenture, loan, security or debt agreement may be used to interpret this Indenture.

Section 15.17 U.S.A. Patriot Act.  The parties hereto acknowledge that in accordance with Section 326 of the U.S.A. Patriot Act, the Trustee, like all financial institutions and in order to help fight the funding of terrorism and money laundering, is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee.  The parties to this Indenture agree that they will provide the Trustee with such information as it may request in order for the Trustee to satisfy the requirements of the U.S.A. Patriot Act.

Section 15.18 Trust Indenture Act.  This Indenture has been qualified under the Trust Indenture Act.

Section 15.19 Trust Indenture Act Controls.  If and to the extent that any provision of this Indenture limits, qualifies or conflicts with (a) the duties imposed by the Trust Indenture Act, or (b) another provision not included in this Indenture which is required to be included in this Indenture by any of the provisions of Sections 310 to 318, inclusive, of the Trust Indenture Act, such imposed duties or incorporated provision shall control.

Section 15.20 Pro Rata.  Any payment or selection of Notes to be made on a pro rata basis shall be subject to the rules and procedures of the Depositary, as applicable.

IN WITNESS WHEREOF, the parties have caused this Indenture to be duly executed as of the date first written above.

CATALYST PAPER CORPORATION

By:	/s/ David Adderley
Name:	David L. Adderley
Title:	Vice President and General Counsel

0606890 B.C. LTD

By:	/s/ David Adderley
Name:	David L. Adderley
Title:	Corporate Secretary and Legal Counsel

CATALYST PAPER

By:	CATALYST PAPER CORPORATION, its managing partner

By:	/s/ David Adderley
Name:	David L. Adderley
Title:	Vice President and General Counsel

CATALYST PAPER ENERGY HOLDINGS INC.

By:	/s/ David Adderley
Name:	David L. Adderley
Title:	Corporate Secretary and Legal Counsel

CATALYST PULP AND PAPER SALES INC.

By:	/s/ David Adderley
Name:	David L. Adderley
Title:	Corporate Secretary and Legal Counsel

CATALYST PULP OPERATIONS LIMITED

By:	/s/ David Adderley
Name:	David L. Adderley
Title:	Corporate Secretary and Legal Counsel

CATALYST PULP SALES INC.

By:	/s/ David Adderley
Name:	David L. Adderley
Title:	Corporate Secretary and Legal Counsel

ELK FALLS PULP AND PAPER LIMITED

By:	/s/ David Adderley
Name:	David L. Adderley
Title:	Corporate Secretary and Legal Counsel

PACIFICA POPLARS LTD.

By:	/s/ David Adderley
Name:	David L. Adderley
Title:	Corporate Secretary and Legal Counsel

CATALYST PAPER HOLDINGS INC.

By:	/s/ David Adderley
Name:	David L. Adderley
Title:	Corporate Secretary and Legal Counsel

CATALYST PAPER (SNOWFLAKE) INC.

By:	/s/ David Adderley
Name:	David L. Adderley
Title:	Corporate Secretary and Legal Counsel

CATALYST PAPER (USA) INC.

By:	/s/ David Adderley
Name:	David L. Adderley
Title:	Corporate Secretary and Legal Counsel

PACIFICA PAPERS SALES INC.

By:	/s/ David Adderley
Name:	David L. Adderley
Title:	Corporate Secretary and Legal Counsel

PACIFICA PAPERS US INC.

By:	/s/ David Adderley
Name:	David L. Adderley
Title:	Corporate Secretary and Legal Counsel

PACIFICA POPLARS INC.

By:	/s/ David Adderley
Name:	David L. Adderley
Title:	Corporate Secretary and Legal Counsel

THE APACHE RAILWAY COMPANY

By:	/s/ David Adderley
Name:	David L. Adderley
Title:	Corporate Secretary and Legal Counsel

WILMINGTON TRUST, NATIONAL ASSOCIATION, AS TRUSTEE

By:	/s/ Joseph P. O'Donnell
Name:	Joseph P. O'Donnell
Title:	Vice President

COMPUTERSHARE TRUST COMPANY OF CANADA, AS COLLATERAL TRUSTEE

By:	/s/ Alice Kollen
Name:	Alice Kollen
Title:	Corporate Trust Officer

By:	/s/ Margarita Zubiran
Name:	Margarita Zubiran
Title:	Associate Trust Officer